Exhibit 99.1

TELEVISAUNIVISION INC. AND SUBSIDIARIES 2025 Year End Financial Information

TELEVISAUNIVISION INC. AND SUBSIDIARIES INDEX Page Financial Information: Reports of Independent Auditors............................................................................................................................... 3 Consolidated Balance Sheets at December 31, 2025 and December 31, 2024.......................................................... 7 Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 .......................... 8 Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024, and 2023 ........................................................................................................................................................................... 9 Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023 ............................................................................................... 10 Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023 ......................... 11 Notes to Consolidated Financial Statements.............................................................................................................. 12 2

KPMG LLP Brickell City Centre, Suite 1200 78 SW 7 Street Miami, FL 33130 KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report The Board of Directors and Stockholders TelevisaUnivision, Inc.: Opinion We have audited the consolidated financial statements of TelevisaUnivision, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), changes in redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements. 3

In performing an audit in accordance with GAAS, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Miami, Florida March 20, 2026 4

Ernst & Young LLP 1 Manhattan West New York, NY 10001-2177 Tel: +1 212 773 3000 Fax: +1 212 773 6350 ey.com Report of Independent Auditors Board of Directors and Stockholders of TelevisaUnivision, Inc. and subsidiaries Opinion We have audited the consolidated financial statements of TelevisaUnivision, Inc. and subsidiaries (the Company), which comprise the consolidated statements of operations, comprehensive (income) loss, changes in redeemable convertible preferred stock and stockholders’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we:  Exercise professional judgment and maintain professional skepticism throughout the audit. 5

 Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. April 15, 2024 6

TELEVISAUNIVISION INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 439,500	$ 329,800
Accounts receivable, net	1,127,400	1,032,200
Current portion of program rights and prepayments, net	345,000	122,700
Income taxes	223,100	222,000
Prepaid expenses and other current assets	246,100	224,400
Total current assets	2,381,100	1,931,100
Property and equipment, net	997,400	955,500
Intangible assets, net	4,496,300	4,678,800
Goodwill	5,797,100	5,528,600
Program rights and prepayments, net	719,900	1,094,600
Investments	419,400	296,900
Operating lease right-of-use assets, net	166,400	162,200
Deferred tax assets	217,200	154,100
Other assets	69,300	71,200
Total assets	$ 15,264,100	$ 14,873,000
LIABILITIES, REDEEMABLE CONVERTIBLE STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,057,400	$ 1,024,600
Current deferred revenue	420,000	224,300
Current operating lease liabilities	41,700	43,400
Current portion of long-term debt and finance lease obligations	75,100	158,600
Total current liabilities	1,594,200	1,450,900
Long-term debt and finance lease obligations	9,254,200	9,329,900
Deferred tax liabilities, net	370,400	483,700
Non-current deferred revenue	14,300	115,100
Non-current operating lease liabilities	143,200	141,800
Other long-term liabilities	230,800	189,500
Total liabilities	11,607,100	11,710,900
Redeemable Convertible Preferred Stock:		
Series A Preferred Stock, par value $1,000 per share, 500,000 authorized, none issued at December 31, 2025 and 2024	—	—
Series B Preferred Shares, par value $1,000 per share, 750,000 authorized and issued at December 31, 2025 and 2024	852,600	852,600
Series C Preferred Shares, par value $1,000 per share, 1,008,640 authorized and 1,008,014 issued at December 31, 2025 and 2024	1,007,100	1,007,100
Stockholders' equity:		
Class A Common Stock, par value $0.001 per share, 50,000,000 authorized, 20,957,879 issued at December 31, 2025 and 20,256,986 issued at December 31, 2024	—	—
Class C Subordinated Common Stock, par value $0.001 per share, 5,000,000 authorized, none issued at December 31, 2025 and 842,128 issued at December 31, 2024	—	—
Additional paid-in-capital	3,569,300	3,508,200
Treasury stock	(9,600)	(9,600)
Accumulated deficit	(2,378,100)	(2,341,800)
Accumulated other comprehensive income	615,700	145,600
Total stockholders' equity	1,797,300	1,302,400
Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$ 15,264,100	$ 14,873,000

See Notes to Consolidated Financial Statements.

7

TELEVISAUNIVISION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 4,827,200	$ 5,055,500	$ 4,928,000
Direct operating expenses	2,208,100	2,203,400	1,914,900
Selling, general and administrative expenses	1,431,300	1,544,200	1,496,100
Impairment loss	30,000	900,200	1,011,800
Restructuring, severance and related charges	22,100	72,900	53,400
Depreciation and amortization	531,900	551,600	570,700
Gain on dispositions, net	(900)	(155,200)	(27,500)
Operating income (loss)	604,700	(61,600)	(91,400)
Other expense (income):			
Interest expense	712,600	725,600	695,800
Interest income	(26,400)	(21,200)	(19,800)
(Gain) loss on refinancing of debt	(31,700)	9,400	(6,900)
Other, net	(7,500)	47,300	60,000
Loss before income taxes	(42,300)	(822,700)	(820,500)
(Benefit) provision for income taxes	(6,000)	(157,800)	33,500
Net loss	$ (36,300)	$ (664,900)	$ (854,000)

See Notes to Consolidated Financial Statements.

8

TELEVISAUNIVISION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (36,300)	$ (664,900)	$ (854,000)
Other comprehensive income, net of tax:			
Unrealized loss on hedging activities	(35,400)	(29,200)	(37,200)
Reclassification of hedging activities	(19,700)	(19,400)	(17,400)
Unrealized (loss) gain on pension activities, net of taxes	2,200	(6,600)	(9,100)
Amortization of unrealized gain on pension activities, net of taxes	(800)	(1,800)	(1,300)
Currency translation adjustment	523,800	(823,200)	605,300
Other comprehensive income (loss)	470,100	(880,200)	540,300
Comprehensive income (loss)	$ 433,800	$ (1,545,100)	$ (313,700)

See Notes to Consolidated Financial Statements.

9

TELEVISAUNIVISION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in-Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Shares '000	Amount	Shares '000	Amount					
Balance, December 31, 2022	1,758	$1,859,700	19,565	$ —	$ 3,417,400	$ (9,600)	$ (822,900)	$ 485,500	$3,070,400
Net loss	—	—	—	—	—	—	(854,000)	—	(854,000)
Other comprehensive income	—	—	—	—	—	—	—	540,300	540,300
Issuance of common stock	—	—	147	—	—	—	—	—	—
Net share settlement on equity awards to employees	—	—	272	—	—	—	—	—	—
Share-Based compensation	—	—	—	—	87,800	—	—	—	87,800
Dividend payments	—	—	—	—	(42,400)	—	—	—	(42,400)
Balance, December 31, 2023	1,758	$1,859,700	19,985	$ —	$ 3,462,800	$ (9,600)	$ (1,676,900)	$ 1,025,800	$2,802,100
Net loss	—	—	—	—	—	—	(664,900)	—	(664,900)
Other comprehensive loss	—	—	—	—	—	—	—	(880,200)	(880,200)
Net share settlement on equity awards to employees	—	—	272	—	—	—	—	—	—
Share-Based compensation	—	—	—	—	86,700	—	—	—	86,700
Dividend payments	—	—	—	—	(41,300)	—	—	—	(41,300)
Balance, December 31, 2024	1,758	$1,859,700	20,257	$ —	$ 3,508,200	$ (9,600)	$ (2,341,800)	$ 145,600	$1,302,400
Net loss	—	—	—	—	—	—	(36,300)	—	(36,300)
Other comprehensive income	—	—	—	—	—	—	—	470,100	470,100
Net share settlement on equity awards to employees	—	—	285	—	(1,100)	—	—	—	(1,100)
Issuance of Class A common stock	—	—	416	—	—	—	—	—	—
Share-Based compensation	—	—	—	—	14,700	—	—	—	14,700
Dividend payments	—	—	—	—	(42,300)	—	—	—	(42,300)
Capital contribution	—	—	—	—	89,800	—	—	—	89,800
Balance, December 31, 2025	1,758	$1,859,700	20,958	$ —	$ 3,569,300	$ (9,600)	$ (2,378,100)	$ 615,700	$1,797,300

See Notes to Consolidated Financial Statements

10

TELEVISAUNIVISION INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (36,300)	$ (664,900)	$ (854,000)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	217,800	216,000	223,300
Amortization of intangible assets	314,100	335,600	347,400
Amortization of deferred financing costs	20,700	18,900	15,400
Amortization and impairment of program rights and prepayments	1,339,500	1,133,300	889,300
Deferred income taxes	(139,400)	(337,700)	(81,800)
Non-cash deferred advertising commitments	(71,800)	(71,700)	(37,300)
Impairment loss	30,000	900,200	1,011,800
(Gain) loss on refinancing of debt	(31,700)	9,400	—
Share-based compensation	14,700	86,700	87,800
Gain on dispositions, net	(900)	(155,200)	(27,500)
Other non-cash items	(59,700)	(6,700)	12,900
Changes in assets and liabilities:			
Accounts receivable, net	(151,900)	70,500	(181,300)
Program rights and prepayments, net	(1,129,200)	(1,140,300)	(1,345,100)
Prepaid expenses and other	(51,000)	18,900	(42,000)
Accounts payable and accrued liabilities	9,600	46,400	(21,100)
Deferred revenue	34,000	6,900	75,200
Other long-term liabilities	19,300	(65,200)	40,500
Other assets	3,100	13,600	(10,500)
Net cash provided by operating activities	330,900	414,700	103,000
Cash flows from investing activities:			
Capital expenditures	(119,400)	(115,300)	(168,400)
Proceeds on sale of assets	1,400	166,000	1,200
Investments and other, net	—	8,700	(67,400)
Acquisition of businesses, net of cash acquired	—	—	100
Net cash (used in) provided by investing activities	(118,000)	59,400	(234,500)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	2,263,600	2,093,100	1,503,500
Payments of long-term debt and finance leases	(2,450,300)	(2,446,800)	(1,708,600)
Payments of refinancing fees and others	(30,700)	(20,900)	(14,200)
Proceeds from swap interest	51,300	75,200	70,600
Dividend payments	(42,300)	(41,300)	(42,400)
Capital contribution	89,800	—	—
Net cash used in financing activities	(118,600)	(340,700)	(191,100)
Net increase in cash, cash equivalents, and restricted cash	94,300	133,400	(322,600)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	15,500	(29,000)	4,900
Cash, cash equivalents, and restricted cash, beginning of period	331,900	227,500	545,200
Cash, cash equivalents, and restricted cash, end of period	$ 441,700	$ 331,900	$ 227,500
Supplemental disclosure of cash flow information:			
Interest paid	$ 780,400	$ 691,900	$ 691,700
Income taxes paid	$ 66,600	$ 99,600	$ 165,300
Finance lease obligations incurred to acquire assets	$ 53,000	$ 7,300	$ 8,800

See Notes to Consolidated Financial Statements.

11

TELEVISAUNIVISION INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2025 (Dollars in thousands, except share and per-share data, unless otherwise indicated) 1. Company Background Nature of operations—TelevisaUnivision, Inc. (“TelevisaUnivision” or “the Company”), (formerly known as Univision Holdings II, Inc. (“UH Holdco”) or Searchlight III UTD L.P. (“Searchlight”)) is a holding company and the ultimate parent of Univision Communications Inc. Searchlight was originally formed on February 19, 2020 and held a 26.04% equity investment in Univision Holdings, Inc. (“UHI”). UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI on May 18, 2021. UHI owns Broadcast Media Partners Holdings, Inc. (“Broadcast Holdings”) which owns Univision Communications Inc. (together with its subsidiaries, collectively referred to herein as “UCI”), has operations in linear/digital (formerly Media Networks) and radio. UH Holdco was renamed TelevisaUnivision upon the completion of the TelevisaUnivision Transaction (see “TelevisaUnivision Transaction” below). TelevisaUnivision together with its subsidiaries, are collectively referred to herein as the “Company”, except where the context indicates otherwise. TelevisaUnivision features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. The Company’s linear networks include the top-rated broadcast networks Univision and UniMás in the United States (“U.S.”) and Las Estrellas, Foro TV, Canal 5 and Canal 9 in Mexico. TelevisaUnivision is home to 38 Spanish- language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico. With the most compelling portfolio of Spanish-language sports rights in the world, the Company has solidified itself as the home of soccer. The Company also owns and manages 59 local television stations across the U.S., and 16 local television stations in Mexico and Videocine studio. The Company is home to premium streaming services ViX, which host over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. The Company’s prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. The Radio operations, known as the Uforia Audio Network, the Home of Latin Music, which encompasses 35 owned or operated U.S. radio stations, a live event series and a robust digital audio footprint. Additionally, the Company incurs corporate expenses separate from the linear/digital and radio operations, which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal and executive services, all of which are centrally managed and support the Company’s operating and financing activities. TelevisaUnivision Transaction—On January 31, 2022 Grupo Televisa, S.A.B (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) and UH Holdco (together with its wholly owned subsidiary, UCI) announced the completion of the transaction between Televisa’s media content and production assets and UCI (the “TelevisaUnivision Transaction”). The combined new company, which was named TelevisaUnivision, Inc., created the world’s leading Spanish-language media and content company. TelevisaUnivision produces and delivers premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally. As a result of the TelevisaUnivision Transaction, TelevisaUnivision reaches nearly 60% of the respective TV audiences in both the U.S. and Mexico. Across television, digital, streaming, and audio, the Company reaches over 100 million Spanish speakers every day, holding leading positions in both markets. Disposition of non-core broadcast tower assets—On September 6, 2024, UCI sold a portion of its non-core tower portfolio for $166.0 million, and simultaneously entered into an operating lease for the respective broadcast tower assets needed to operate UCI's linear network business (the “Tower Assets Sale”). The disposed non-core radio broadcast tower assets had a carrying amount of $1.3 million. UCI recorded a gain on dispositions related to the Tower Assets Sale of $160.4 million in the consolidated statement of operations. UCI used proceeds from the Tower Assets Sale to make a $150.0 million partial repayment of the 2026 term loans on September 16, 2024. 2. Summary of Significant Accounting Policies Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated. Non-controlling interests have been recognized where a controlling interest exists, but the Company owns less than 100% of the controlled entity. Non-controlling interest is recorded for the portion of an investment’s equity which is not controlled by the Company. The Company has 12 consolidated the special purpose entities associated with its accounts receivable facility (see Note 13. Debt). This determination was based on the fact that these special purpose entities lack sufficient equity to finance their activities without additional support from the Company and, additionally, that the Company retains the risks and rewards of their activities. The consolidation of these special purpose entities does not have a significant impact on the Company’s consolidated financial statements. The Company accounts for investments over which it has significant influence, but not a controlling financial interest using the equity method of accounting. Under the equity method of accounting, the Company’s share of the earnings and losses of these companies is included in “Other, net” in the accompanying consolidated statements of operations of the Company. For equity investments which are not accounted for under the equity method, the Company measures these investments at fair value, with changes in fair value recognized in earnings. The Company holds equity positions in several small early-stage entities which may not have readily determinable fair values. For such securities, the Company utilizes the measurement alternative to carry these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. A security will be considered identical or similar if it has identical or similar rights to the equity securities held by the Company. The Company reviews its investments in equity securities without readily determinable fair values for impairment during each reporting period when qualitative factors exist or events that indicate possible impairment. Factors that the Company considers in making this determination include, but are not limited to, negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, the Company prepares quantitative assessments of the fair value of its investments in equity securities, which require judgment and the use of estimates. When the Company’s assessment indicates that the fair value of the investment is below its carrying amount, the Company writes down the investment to its fair value and records the corresponding charge in “Other, net”, within the Company’s consolidated statements of operations. Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, including impairments, during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but not limited to, estimated credit losses, business combinations, shared-based compensation, the valuation of derivatives, pension and post-retirement benefits, lease assets and liabilities, investments, property, plant and equipment, definite lived intangibles, the recoverability of goodwill and indefinite-lived intangible assets; amortization of program rights and prepayments; the fair value of equity securities without readily determinable fair values; and reserves for income tax uncertainties and other contingencies. Reclassifications— Certain reclassifications have been made to the prior years' financial information to conform to the current year presentation. Foreign Currency—The reporting currency of the Company is the U.S. dollar. The functional currency of most of the Company’s international subsidiaries is the local currency. Financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated at exchange rates in effect at the balance sheet date for assets and liabilities and at average exchange rates for revenues and expenses for the respective periods. Translation adjustments are recorded in accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from the conversion of the transaction currency to functional currency are included in “Other, net”. For the years ended December 31, 2025, 2024, and 2023, the Company recorded a total foreign currency transaction gain of $15.2 million, a loss of $11.7 million and a loss of $2.6 million, respectively, within “Other, net” in the consolidated statement of operations. Cash equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Fair value measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels: • Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date; • Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; or 13

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. Revenue—Revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those services or goods. Revenues do not include taxes collected from customers on behalf of taxing authorities such as sales tax and value-added tax. Advertising—The Company generates advertising revenue from the sale of commercial time on broadcast and cable networks, local television and radio stations. The Company also generates revenue from the sale of display, mobile and video advertising, as well as sponsorships on our various digital properties. In some cases, the network advertising sales are subject to ratings guarantees that require the Company to provide additional advertising time if the guaranteed audience levels are not achieved. Revenues for any audience deficiencies are deferred until the guaranteed audience levels are achieved through the Company's provision of additional advertising time. Advertising contracts, which are generally short-term, are billed monthly, with payments due shortly after the invoice date. Advertising revenue from the sale of advertising on broadcast and cable networks, local television and radio stations is recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees related to U.S. broadcasting operations are based on audience ratings from an independent research company. If there is a guarantee to deliver a targeted audience rating, revenues are recognized based on the proportion of the audience rating delivered compared to the total guaranteed in the contract. For impression-based digital advertising, revenue is recognized when “impressions” are delivered, while revenue from non-impression-based digital advertising (primarily sponsorship) is recognized over the period that the advertisement runs. “Impressions” are defined as the number of times that an advertisement appears in pages viewed by users of the Company’s digital properties. Sponsorship advertisement revenue is recognized ratably over the contract period. Subscription and licensing revenue consist of subscriber fees and program licensing: Subscriber Fees—These are charged for the right to view the programming content of the Company’s broadcast networks, cable networks and stations through a variety of distribution platforms and viewing devices. Subscriber fee revenue is principally comprised of fees received from multichannel video programming distributors (“MVPDs”) and third-party live streaming services (“virtual MVPD’s”) for authorizing carriage of the Company’s networks and for retransmission consent of Univision and UniMás broadcast networks aired on the Company’s owned television stations as well as fees for digital content. Typically, the Company’s networks and stations are aired by MVPDs and virtual MVPDs pursuant to multi-year carriage agreements that provide for the level of carriage that the Company’s networks and stations will receive, and if applicable, for annual rate increases. Subscriber fee revenue is largely dependent on market demand for the content that the Company provides, the contractual rate-per-subscriber negotiated in the agreements, and the number of subscribers that receive the Company’s networks or content. Subscriber fees received from cable and satellite MVPDs are recognized as revenue in the period during which services are provided. Additionally, the Company’s subscriber fee revenue includes monthly fees related to access to our Subscription Video on Demand (“SVOD”) global streaming platform. Subscribers are billed on a monthly basis in advance of obtaining access to the platform. Subscription fees related to the SVOD service are recognized ratably over the term of the subscription. The Company also receives retransmission consent fees related to television stations that the Company does not own (referred to as “affiliates”) that are affiliated with Univision and UniMás broadcast networks. The Company has agreements with its affiliates whereby the Company negotiates the terms of retransmission consent agreements for substantially all of its Univision and UniMás stations with MVPDs. As part of these arrangements, the Company shares the retransmission consent fees received with certain of its affiliates and records revenue on a net basis. Program Licensing—The Company licenses programming content for digital streaming and to other cable and satellite providers. Program licensing revenue is recognized when the content is delivered, and all related obligations have been satisfied. For licenses of internally-produced television programming, each individual episode delivered represents a separate performance obligation and revenue is recognized when the episode is made available to the licensee for exhibition and the license period has begun. All revenue is recognized only when it is probable that the Company will collect substantially all of the consideration for the program licensing. Other Revenue—The Company classifies revenue from contractual commitments (including non-cash advertising and promotional revenue) primarily related to Televisa as “Other Revenue”. The Company also recognizes other revenue related to support 14 services provided to joint ventures and related to spectrum access in channel sharing arrangements. From time to time, the Company enters into transactions involving its spectrum. Program rights and prepayments—The Company produces and acquires program rights to exhibit programming on its broadcast and cable networks and one digital streaming platform. Program rights principally consist of television series, specials, movies, and sporting events. Program rights aired on the Company’s broadcast and cable networks and digital streaming platforms is sourced from a wide range of third-party producers, wholly-owned production studios, and sports associations. Costs for internally-produced and acquired programming rights, including prepayments for such costs, are recorded within the non-current portion of “Program rights and prepayments, net” on the consolidated balance sheet, with the exception of content acquired with an initial license period of 12 months or less and prepaid sports rights expected to air within 12 months. The Company capitalizes costs for produced program rights, including direct production costs, development costs, and production overhead, of original programs when incurred. For licensed program rights, the costs incurred to acquire programming are capitalized as a program right and prepayment and a corresponding liability payable to the licensor are recorded when (i) the cost of the programming is reasonably determined; (ii) the programming has been accepted in accordance with the terms of the agreement; (iii) the programming is available for its first showing or telecast; and (iv) the license period has commenced. Programming rights and prepayments includes advance payments for rights to air sporting events that will take place in the future. For purposes of amortization and impairment, the capitalized content costs are classified based on their predominant monetization strategy. Programs rights are either monetized individually or as part of a film group. The substantial majority of our program rights and prepayments are predominantly monetized as a film group on our broadcast and cable networks and/or digital streaming platform. For programming rights that are predominantly monetized as part of our broadcast and cable networks film group, which includes licensed content and internally-produced television programs, capitalized costs are amortized based on an estimate of the timing of our usage of and benefit from such programming, generally resulting in an accelerated or straight-line amortization pattern. Programming rights that are predominantly monetized as part of our digital streaming platform are generally amortized on a straight-line basis over an initial estimated economic life of six (6) years or the lesser of a license period, if applicable. The Company has limited historical usage pattern or viewership information on its digital platform as it continues to scale subscribers. As we obtain more historical information, our estimate used to amortize our programming rights monetized on our digital streaming platform will be adjusted as necessary. Adjustments to projected usage are applied prospectively in the period of the change. Such changes in the future could be material. Programming costs that are predominantly monetized on an individual basis are amortized utilizing an individual-film-forecast-computation method over the title’s life cycle based upon the ratio of current period revenue to estimated remaining total expected revenue. Licensed content for multi-year sports programming arrangements are generally amortized over the license period based on the ratio of current-period direct revenue to estimated remaining total direct revenue over the remaining contract period. Licensed content costs for entertainment programming are generally amortized over the shorter of the estimated period of benefit or licensed period. Amortization expense of program rights and prepayments is included in “Direct Operating Expense,” in the Company’s consolidated statement of operations. All program rights and prepayments on the Company’s balance sheet are subject to regular recoverability assessments. The Company has a three-year development cycle which begins with the initial capitalization of the development costs. Those film development costs that have not been set for production are expensed within three years unless they are abandoned earlier, in which case these projects are written down to their estimated fair value in the period the decision to abandon the project is determined. The Company’s predominant monetization strategy determines how the impairment testing is performed for program rights and prepayments whenever events or changes in circumstances indicate that the carrying amount of content monetized on its own or as a film group may exceed its estimated fair value. In addition, a change in the predominant monetization strategy is considered a triggering event for impairment testing before a title is accounted for as part of a film group. If the carrying amount of an individual monetized content or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference. For content that is predominately monetized individually, we utilize estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying amount of the program rights is impaired. In the event the Company decides not to air a program or substantively abandon content due to lower viewership, an impairment loss reducing the corresponding asset to zero is recorded to reflect the programming asset abandonment. Accounting for goodwill, other intangibles and long-lived assets—Goodwill and other intangible assets with indefinite lives are tested annually for impairment on October 1 or more frequently if circumstances indicate a possible impairment exists. The Company first assesses the qualitative factors for reporting units that carry goodwill. A reporting unit is defined as an operating segment or one level below an operating segment. In performing a qualitative assessment, the Company considers relevant 15 events and circumstances that could affect the reporting unit fair value. These circumstances may include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and entity-specific events, business plans, and strategy. The Company considers the totality of these events, in the context of the reporting unit, and determines if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying amount, then no further testing is performed for that reporting unit. When a qualitative assessment is not used, or if the qualitative assessment is not conclusive and it is necessary to calculate fair value of a reporting unit, then the impairment analysis for goodwill is performed at the reporting unit level. The quantitative impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value exceeds the fair value, an impairment charge is recognized equal to the difference between the carrying value of the reporting unit and its fair value, considering the related income tax effect of any goodwill deductible for tax purpose. In performing the quantitative assessment, we measure the fair value of the reporting unit using a combination of the income and market approaches. The assessment requires us to make judgments and involves the use of significant estimates and assumptions. Under the income approach, the Company calculates the present value of the reporting unit’s estimated future cash flows (“discounted cash flow analysis”). Significant estimates and assumptions include the amount and timing of expected future cash flow, risk-adjusted discount rates based on a weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on its projected cash flows. The expected cash flows used in the income approach are based on the Company’s most recent forecast and budget and, for years beyond the budget, the Company’s estimates, which are based, in part, on forecasted growth rates. Assumptions used in the estimate of future cash flows, including the WACC, are assessed based on the reporting units’ current results and forecasted future performance, as well as macroeconomic and industry specific factors. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined, which is then applied to financial metrics to estimate the fair value of a reporting unit. The Company also has indefinite-lived intangible assets, such as television and radio broadcast licenses and tradenames. The Company’s U.S. television and radio broadcast licenses have indefinite lives because the Company expects to renew them and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the Federal Communications Commission (“FCC”). Historically, all material television and radio licenses that have been up for renewal have been renewed. Indefinite-lived intangible assets are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists. The fair value of the television and radio broadcast licenses is determined using the direct valuation method or greenfield method which is classified as a Level 3 measurement. The Company's broadcast license impairment testing, significant unobservable inputs utilized included discount rates and terminal growth rates. Under the direct valuation method, the fair value of the television and radio broadcast licenses is calculated at the network or market level as applicable. The application of the direct valuation method attempts to isolate the income that is properly attributable to the television and radio broadcast licenses alone (that is, apart from tangible and identified intangible assets). It is based upon modeling a hypothetical “greenfield” build-up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. Under the direct valuation method, it is assumed that rather than acquiring television and radio broadcast licenses as part of a going concern business, the buyer hypothetically develops television and radio broadcast licenses and builds a new operation with similar attributes from inception. Thus, the buyer incurs start-up costs during the build-up phase. Initial capital costs are deducted from the discounted cash flow model, which results in a value that is directly attributable to the indefinite-lived intangible assets. The key assumptions used in the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. The market revenue growth rate assumption is impacted by, among others, factors affecting the local advertising market for local television and radio stations. This data is populated using industry normalized information representing an average FCC license within a market. The Company is unable to predict the effect that further technological changes will have on the television and radio industry or the future results of its television and radio broadcast businesses. Univision Network and UniMás network programming is broadcast on the television stations. FCC broadcast licenses for television stations that are not dependent on network programming are tested for impairment at the local market level. Radio broadcast licenses are tested for impairment at the local market level. 16

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is more than its carrying amount, then the Company concludes that the intangible asset is not impaired. If the Company does not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, then the Company calculates the fair value of the intangible asset and compares it to the corresponding carrying value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess carrying value over the fair value. Long-lived assets, such as property and equipment, intangible assets with definite lives, channel-sharing arrangements and program right prepayments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Derivative instruments—The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the derivative is marked to market with the change in fair value recorded directly into interest expense. The Company classifies cash flows from its derivative transactions as cash flow from operating activities in the consolidated statement of cash flows. For derivative transactions that have an other-than-insignificant financing element, all cash flows are classified as cash flows from financing activities in the consolidated statement of cash flows. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring; or (iv) management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the consolidated balance sheet and recognizes any subsequent changes in its fair value in earnings, and any associated balance in accumulated other comprehensive (loss) income will be reclassified into interest expense in the same periods during which the forecasted transactions that originally were being hedged affect earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive (loss) income related to the hedging relationship. Treasury Stock — When stock is acquired for purposes other than formal or constructive retirement, the purchase price of the acquired stock is recorded in a separate treasury stock account, which is separately reported as a reduction of equity. Property and equipment, net—Property and equipment are carried at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company removes the cost and accumulated depreciation of its property and equipment upon the retirement or disposal of such assets and the resulting gain or loss, if any, is then recognized. Land improvements are depreciated up to 15 years, buildings and improvements are depreciated up to 50 years, broadcast equipment over 5 to 20 years and furniture, computer and other equipment over 3 to 7 years. Property and equipment financed with finance leases are amortized over the shorter of their useful life or the remaining life of the lease. Repairs and maintenance costs are expensed as incurred. 17

Leases—The Company has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. the Company's operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. The Company also has long-term finance lease obligations for facilities and transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico. Our leases generally have remaining terms ranging from 3 to 45 years and often contain renewal options to extend the lease for periods ranging from 5 years to 25 years. For leases that contain renewal options, we include the renewal period in the lease term if it is reasonably certain that the option will be exercised. We evaluate whether our contractual arrangements contain leases at the inception of such arrangements. Specifically, we consider whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. Contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee. Our right-of-use operating lease assets represent our right to use an underlying asset for the lease term, and our operating lease liabilities represent our obligation to make lease payments. The underlying assets under finance leases are recorded as components of property and equipment and the corresponding finance lease liability is recorded as a component of long-term debt and finance lease obligations. Variable lease payments consist primarily of common area maintenance and service related costs, personnel costs, utilities and taxes, which are not included in the recognition of Right-of-Use ("ROU") assets and related lease liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Both the operating lease right to use asset and liability are recognized as of the lease commencement date at the present value of the lease payments over the lease term. Most of our leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate, which is determined using secured borrowings of companies with similar credit ratings and adjusted for the Company’s current issuing rates for senior secured debt. The Company combines the lease and non-lease components of lease payments in determining right-of-use assets and related lease liabilities. Lease expense is recognized on a straight-line basis over the term of the lease. As permitted by ASC 842, leases with an initial term of twelve months or less (“short-term leases”) are not recorded on the accompanying consolidated balance sheet. Lease cost for finance leases includes the amortization of the ROU asset included within property and equipment, which is amortized on a straight-line basis and recorded to Depreciation and amortization, and interest expense on the finance lease liability, which is calculated using the interest method and recorded to Interest expense. The Company also has operating subleases which have been accounted for by reference to the underlying asset subject to the lease rather than by reference to their associated right-of-use asset. Deferred financing costs—Deferred financing costs consist of payments made by the Company in connection with its debt offerings, primarily ratings fees, legal fees, accounting fees, private placement fees and costs related to the offering circular and other related expenses. Deferred financing costs are amortized over the life of the related debt using the effective interest method. Advertising and promotional costs—The Company expenses advertising and promotional costs in the period in which they are incurred. The Company recorded advertising and promotional costs of $387.7 million, $405.9 million and $380.9 million for years ended December 31, 2025, 2024, and 2023, respectively. Share-based compensation—Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. The Company uses the straight-line attribution method of recognizing compensation expense over the requisite service period which generally matches the stated vesting schedule. The Company’s stock options vest over periods of between three and five years from the date of grant. The Company’s restricted and performance stock unit awards vest over periods of between three and four years from the date of grant. The fair value of each new stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Inherent in this model are assumptions related to stock price, expected stock-price volatility, expected term, risk-free interest rate and dividend yield. The risk-free interest rate is based on data derived from public sources. In general, the estimated stock price is based on comparable public company information and the Company’s estimated discounted cash flows. The expected stock-price volatility is primarily based on comparable public company information. Expected term and dividend yield assumptions are based on management’s estimates. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The fair value of performance stock units awarded to employees is measured at the date of grant using the same option pricing model as is used for stock options. The option pricing model 18 assumes that performance metrics will be achieved. When the performance metrics are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The Company accounts for forfeitures when they occur. Employee benefits—The Company maintains a defined benefit retirement pension plan and seniority premium plan that covers Mexican based employees. Under the provisions of Mexican Labor Law, seniority premiums plans are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. After retirement age, employees are no longer eligible for seniority premiums plans. The Company has legal indemnity employee benefit that required by Mexican Labor Law and it covers employees who are dismissed unjustifiably. Such employees receive up to three months of salary, plus 20 days of salary for each year of service. We recognize the funded status of defined benefit postretirement plans in the consolidated balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation. We recognize the net changes in the funded status of these plans as a component of other comprehensive (loss) income in the year in which such changes occur. Actuarial gains and losses in excess of 10% of the greater of the (i) benefit obligation or (ii) market value of plan assets are amortized over the average remaining service period of active employees or the remaining average expected life if a plan’s participants are predominantly inactive. These post-employment benefits are funded through Company contributions to irrevocable trusts. These post-employment benefits increase or decrease based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. Income taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies all deferred tax assets and liabilities, net as non-current on the consolidated balance sheet. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carry forward period under the tax law for the deferred tax asset. In a situation where the net operating losses are more likely than not to expire prior to being utilized the Company has established the appropriate valuation allowance. If estimates of future taxable income during the net operating loss carryforward period are reduced the realization of the deferred tax assets may be impacted. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. There is considerable judgment involved in assessing whether deferred tax assets will be realized and in determining whether positions taken on the Company’s tax returns are more likely than not of being sustained. Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk include primarily cash and cash equivalents, trade receivables and financial instruments used in hedging activities. The Company’s objective for its cash and cash equivalents is to invest in high-quality money market funds that are prime AAA rated, have diversified portfolios and have strong financial institutions backing them. The Company sells its services and products to a large number of diverse customers in a number of different industries, thus spreading the trade credit risk. No one customer represented more than 10% of revenue of the Company for the years ended December 31, 2025, 2024, and 2023, or more than 10% of the Company’s accounts receivable as of December 31, 2025 and December 31, 2024. The Company extends credit based on an evaluation of the customers’ financial condition and historical experience. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses by considering a number of factors in estimating the credit losses associated with its accounts receivable including historical experience, the current financial condition of an individual customer and overall market conditions. The counterparties to the agreements relating to the Company’s financial instruments consist of major international institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties as the Company monitors the credit ratings of such counterparties and limits the financial exposure with any one institution. 19

Securitizations—Securitization transactions in connection with UCI's accounts receivable facility are classified as debt on UCI's consolidated balance sheet and the related consolidated cash flows from any advances or reductions are reflected as cash flows from financing activities. UCI sells to investors, on a revolving non-recourse basis, a percentage ownership interest in certain accounts receivable through wholly owned special purpose entities. UCI retains interests in the accounts receivable that have not been sold to investors. The retained interest is subordinated to the sold interest in that it absorbs 100% of any credit losses on the sold receivable interests. UCI services the receivables sold under the accounts receivable facility.

Pending accounting guidance — In November 2025, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") No. 2025-09: Hedge Accounting Improvements allows entity's financial reporting to closely reflect economic hedging strategies for highly effective cash flow hedges forecasted transactions, including nonfinancial forecasted transactions. The provisions of ASU 2025-09 are effective for fiscal years beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the potential impact adoption of this guidance could have on its consolidated financial statements.

In September 2025, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") No. 2025-06: Targeted Improvements to the Accounting for Internal-Use Software which requires cost capitalization to begin when (i) management has authorized and committed to funding the project and (ii) it is probable the project will be completed and the software used to perform its intended function (the "probable-to-complete" threshold). The provisions of ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the potential impact adoption of this guidance could have on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") No. 2024-03: *Disaggregation of Income Statement Expenses* which requires disaggregated disclosures to provide more transparent information about the nature of expenses included in the income statement. The provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and early adoption is permitted. The Company is currently evaluating the potential impact adoption of this guidance could have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (ASC 740): Improvements to Income Tax Disclosures,* which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The provisions of ASU 2023-09 are effective for fiscal years beginning after December 15, 2025, with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the potential impact that adopting this guidance could have on its consolidated financial statements including but not limited to the income taxes footnote disclosures.

Subsequent events—The Company evaluates subsequent events and the evidence they provide about conditions existing at the date of the balance sheet as well as conditions that arose after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the date of the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the following notes to these financial statements, the Company evaluated subsequent events through March 20, 2026, the date the financial statements were issued. See Note 21. *Subsequent Events* for subsequent events.

3. Cash, Cash Equivalents and Restricted Cash

The following table provides the balance sheet details that sum to the total of cash, cash equivalents and restricted cash in the statement of cash flows:

	December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents	$ 439,500	$ 329,800	$ 220,900
Restricted cash included in Prepaid expenses and other	100	100	5,100
Restricted cash included in Other assets	2,100	2,000	1,500
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 441,700	$ 331,900	$ 227,500

20

4. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2025	2024
Land and improvements	$ 86,300	$ 81,200
Buildings and improvements	414,100	373,100
Broadcast and production equipment	613,100	616,900
Furniture, computer and other equipment	722,500	580,400
Land, building, transponder equipment and vehicles financed with finance leases	563,900	477,600
	2,399,900	2,129,200
Accumulated depreciation	(1,402,500)	(1,173,700)
Property and equipment, net	$ 997,400	$ 955,500

Depreciation expense on property and equipment was $217.8 million, $216.0 million and $223.3 million during the years ended December 31, 2025, 2024, and 2023, respectively. Accumulated depreciation related to assets financed with finance leases at December 31, 2025, and 2024, was $116.0 million and $96.0 million, respectively.

Disposition of non-core broadcast tower assets: On September 6, 2024, UCI sold a portion of its non-core tower portfolio for $166.0 million, and simultaneously entered into an operating lease for the respective broadcast tower assets needed to operate UCI's linear network business (the "Tower Assets Sale"). The disposed non-core radio broadcast tower assets had a carrying amount of $1.3 million. UCI recorded a gain on dispositions related to the Tower Assets Sale of $160.4 million in the consolidated statement of operations. UCI used proceeds from the Tower Assets Sale to make a $150.0 million partial repayment of the 2026 term loans on September 16, 2024.

5. Leases

The Company's leases are primarily related to buildings (office and studios), automobiles and tower properties, that have various renewal terms and escalation clauses. The Company also has lease obligations for facilities, transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico.

The components of lease costs are as follows:

	Year Ended December 31,		
	2025	2024	2023
Finance lease cost			
Amortization of right-of-use assets	$ 20,800	$ 15,500	$ 26,900
Interest on lease liabilities	32,100	29,500	35,100
Operating lease cost	39,800	36,700	37,500
Variable lease cost and other (a)	50,800	53,900	52,800
Short term lease cost	12,300	18,500	31,600
Total lease cost	$ 155,800	$ 154,100	$ 183,900

(a) Represents variable lease costs that are not based on an index or rate related to finance leases arrangements acquired in the TelevisaUnivision Transaction between the Company and Televisa and its affiliates, for the buildings, transmission and technical equipment assets required to transmit and receive broadcast signals in Mexico. For further details on related party balances and transactions, See Note 12. *Related Party Transactions*.

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The Company's finance and operating leases weighted average discount rate and remaining lease term are as follows:

	Year Ended December 31,		
	2025	2024	2023
Finance leases			
Discount rate	7.40%	7.31%	7.29%
Period (years)	17.6	19.6	20.8
Operating leases			
Discount rate	5.23%	5.56%	4.83%
Period (years)	5.9	7.1	6.6

There was no impairment related to operating lease right-of-use assets recognized for the years ended December 31, 2025, 2024, and 2023.

Cash paid for amounts included in the measurement of operating and finance lease liabilities were as follows:

	Year Ended December 31,		
	2025	2024	2023
Finance lease liabilities	$ 39,000	$ 42,700	$ 42,100
Operating lease liabilities	44,200	37,300	44,700
Total	$ 83,200	$ 80,000	$ 86,800

The expected future payments relating to the Company's operating and finance lease liabilities at December 31, 2025 are as follows:

	Operating	Finance
2026	$ 42,700	$ 46,000
2027	39,900	44,700
2028	33,200	41,300
2029	21,400	34,200
2030	16,700	32,100
2031 and thereafter	106,500	735,100
Total minimum payments	$ 260,400	$ 933,400
Less amounts representing interest	75,500	505,200
Present value of minimum payments	$ 184,900	$ 428,200

As of December 31, 2025, we had no material leases that were executed but not yet commenced.

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6. Goodwill and Other Intangible Assets Goodwill The carrying amount and changes in the carrying amount of goodwill were as follows: 2025 2024 Balance as of January 1, ............................................................................................................................. Goodwill..................................................................................................................................................... $ 7,805,300 $ 8,187,900 Accumulated impairment losses................................................................................................................. (2,276,700) (2,276,700) Balance as of January 1, ............................................................................................................................. $ 5,528,600 $ 5,911,200 Goodwill adjustment related to PPA remeasurement................................................................................. — 10,000 Foreign exchange impact............................................................................................................................ 268,500 (392,600) Balances as of December 31,...................................................................................................................... Goodwill, gross........................................................................................................................................... $ 8,073,800 $ 7,805,300 Accumulated impairment losses................................................................................................................. (2,276,700) (2,276,700) Goodwill, net.............................................................................................................................................. $ 5,797,100 $ 5,528,600 See Note 2. Summary of Significant Accounting Policies for further discussion of the Company’s assessments of goodwill and indefinite-lived intangible assets impairment. The Company's goodwill is associated with the linear/digital reporting unit and tested quantitatively for impairment on October 1, of each year. For the year ended December 31, 2025, the Company performed a qualitative goodwill impairment assessment for the reporting unit and determined that it was more likely than not that the fair value of those reporting units exceeded their carrying values, therefore, no quantitative goodwill impairment analysis was performed. For the years ended December 31 2024, and 2023, the Company performed a quantitative goodwill impairment assessment using equal weighting on the discount cash flow and market based valuation methods, which resulted in impairment of none and $778.7 million, respectively, which primarily reflects an increased risk adjusted discount rate and reduced estimated future cash flows as a result of macroeconomic conditions, and was recorded in the impairment loss within the consolidated statement of operations. The discount cash flow method's significant judgments and assumptions include the amount and timing of future cash flows (including growth rates, operating margins and capital expenditures for a projection period, plus the terminal value of the business at the end of the projection period), long-term growth rates from 1.1% to 2%, and a discount rate from 9.5% to 12%. The significant judgments and assumptions included in the market-based valuation method are the multiples of earnings before interest, taxes, depreciation and amortization. Intangible Assets Indefinite-Lived Intangible Assets For the years ended December 31, 2025, 2024, and 2023, the Company recognized a non-cash impairment loss of zero, $534.2 million, and $211.1 million, respectively, related to certain FCC television broadcast licenses due to the macro-economic conditions affecting traditional cable television in the United States, and was recorded in the impairment loss within the consolidated statement of operations. The fair value of the FCC television broadcast licenses was determined based on the greenfield method, by valuing a hypothetical start-up broadcast station in the relevant market and adding discounted cash flows over a ten-year build-up period to a residual value. The assumptions for the build-up period include industry projections of overall market revenues, the start-up station’s operating costs and capital expenditures, which are based on both industry and internal data, and average market share. For the years ended December 31, 2025, 2024, and 2023, the discount rate ranges from 7.5% to 10%, and was determined based on the industry and market-based risks, such as risks related to the ability to achieve projected cash flows, and the residual value calculated using a long-term growth rate range from 0% to 2%, based on projected long-range inflation and industry projections. For the years ended December 31, 2025, 2024, and 2023, the Company recognized a non-cash impairment loss of $30.0 million, $32.9 million, and $4.6 million, respectively, related to certain trade names, mainly due macro-economic conditions affecting 23 the media entertainment industry, and was recorded in the impairment loss within the consolidated statement of operations. For the years ended December 31, 2025, 2024, and 2023, the fair value of trade names was determined using the relief from royalty method, with significant judgments and assumptions that included the amount and timing of future cash flows, royalty rate ranges of 2% to 5%, long-term growth rate ranges of 0% to 2%, and discount rate ranges of 9% to 12%.

Definite-Lived Intangible Assets

For the year ended December 31 2025, the Company had no non-cash impairment loss.

For the years ended December 31, 2024, the Company recognized non-cash impairment of $333.1 million, related to broadcast and multi system operator relationships due to macro-economic conditions impacting traditional television, and was recorded in the impairment loss within the consolidated statement of operations. The fair value was determined using the excess earnings method, with significant judgments and assumptions that included the amount and timing of future cash flows, attrition rate, long-term growth rate of 1% and discount rate of 11.5% for the year ended December 31, 2024.

For the year ended December 31 2023, the Company had no non-cash impairment loss.

The Company has various intangible assets with definite lives that are being amortized on a straight-line basis. Advertiser relationships are primarily being amortized through 2029, broadcast and multi system operator relationships are primarily being amortized through 2035, Mexican broadcast license primarily being amortized through 2041 and other amortizable intangibles. For the years ended December 31, 2025, 2024, and 2023, the Company incurred amortization expenses of $314.1 million, $335.6 million, and $347.4 million, respectively.

The carrying amount and changes in the carrying amount of intangible assets were as follows:

	As of December 31, 2025		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**
Intangible Assets Being Amortized			
Broadcast and Multi System Operator relationships	$ 2,086,600	$ 734,200	$ 1,352,400
Advertiser relationships	1,309,600	565,200	744,400
Mexican Broadcast license	273,200	55,000	218,200
Other amortizable intangibles	159,800	66,900	92,900
Total	$ 3,829,200	$ 1,421,300	$ 2,407,900
Intangible Assets Not Being Amortized			
Broadcast licenses			$ 1,311,200
Trade names and other assets			645,600
Total			1,956,800
Impairment loss			(30,000)
Foreign exchange rate impact			161,600
Total intangible assets, net			$ 4,496,300

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The carrying amount and changes in the carrying amount of intangible assets were as follows:

	As of December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible Assets Being Amortized			
Broadcast and Multi System Operator relationships	$ 2,169,700	$ 602,900	$ 1,566,800
Advertiser relationships	1,493,200	468,900	1,024,300
Mexican Broadcast license	336,700	48,100	288,600
Other amortizable intangibles	159,800	50,200	109,600
Total	$ 4,159,400	$ 1,170,100	$ 2,989,300
Intangible Assets Not Being Amortized			
Broadcast licenses			$ 1,845,400
Trade names and other assets			731,400
Total			2,576,800
Impairment loss			(567,100)
Foreign exchange rate impact			(320,200)
Total intangible assets, net			$ 4,678,800

The Company's estimated amortization expense is $311.8 million, $308.3 million, $307.7 million, $267.9 million, and $243.3 million, for each of the years ending December 31, 2026, 2027, 2028, 2029, and 2030, respectively.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,	
	2025	2024
Trade accounts payable	$ 211,700	$ 214,600
Accrued compensation	193,100	175,200
Program rights obligations	32,500	35,700
Related party obligations (See Note 12)	39,600	30,000
Accrued Value Added Tax payable	92,400	42,200
Accrued interest	158,600	204,500
Studio production payable	33,800	29,600
Accrued restructuring, severance and related charges	11,900	43,900
Income tax payable	38,400	21,900
Other accounts payable and accrued liabilities	245,400	227,000
	$ 1,057,400	$ 1,024,600

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Restructuring, Severance and Related Charges

The Company's restructuring, severance and related charges, net of reversals are as follows:

	Year Ended December 31,		
	2025	2024	2023
Restructuring:			
Activities initiated in 2020 and prior			
Contract Termination cost/other	$ 5,400	$ 3,600	$ 5,200
Activities related to recent acquisitions			
Employee termination benefits	(1,700)	300	38,100
Contract Termination cost/other	3,200	7,900	10,100
Total Restructuring	$ 6,900	$ 11,800	$ 53,400
Severance for individual employees and related charges	15,200	61,100	—
Total restructuring, severance, and related charges	$ 22,100	$ 72,900	$ 53,400

The restructuring activities initiated in 2020 and prior were primarily intended to rationalize costs, including lease related expenses for leased properties no longer used. Future charges arising from additional activities associated with these restructuring activities cannot be estimated but are not expected to be material.

Severance for individual employees and related charges relate primarily to severance arrangements with former employees unrelated to the Company's restructuring activities.

The following tables present the activity in the restructuring liabilities for the years ended December 31, 2025, and 2024:

	Accrued Restructuring as of December 31, 2024	Restructuring Expense	Reversals	Cash Payments and Other	Accrued Restructuring as of December 31, 2025
Restructuring Activities Initiated in 2020 and Prior					
Employee termination benefits	$ 500	$ —	$ —	$ —	$ 500
Contract termination costs/other	—	5,400	—	(5,400)	—
Restructuring Activities Related to Recent Acquisitions					
Employee termination benefits	9,100	700	(2,400)	(5,600)	1,800
Contract termination costs/other	2,200	3,200	—	(3,800)	1,600
Consolidated	$ 11,800	$ 9,300	$ (2,400)	$ (14,800)	$ 3,900

	Accrued Restructuring as of December 31, 2023	Restructuring Expense	Reversals	Cash Payments and Other	Accrued Restructuring as of December 31, 2024
Restructuring Activities Initiated in 2020 and Prior					
Employee termination benefits	$ 500	$ —	$ —	$ —	$ 500
Contract termination costs/other	—	3,600	—	(3,600)	—
Restructuring Activities Related to Recent Acquisitions					
Employee termination benefits	27,200	3,200	(2,900)	(18,400)	9,100
Contract termination costs/other	1,700	7,900	—	(7,400)	2,200
Consolidated	$ 29,400	$ 14,700	$ (2,900)	$ (29,400)	$ 11,800

Employee termination benefits accrued as of December 31, 2025, are expected to be paid within twelve months. Contract termination costs and other costs primarily relate to non-employees related items and lease obligations for leased properties no longer used. All of the restructuring activities accrued as of December 31, 2025, and 2024, are included in current liabilities on the consolidated balance sheet.

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8. Revenue Recognition

Revenue Recognition

The following tables presents revenues for the years ended December 31, 2025, 2024, and 2023, respectively:

	Year Ended December 31,		
	2025	2024	2023
Advertising	$ 2,916,900	$ 3,085,100	$ 2,982,300
Subscriber and licensing	1,820,200	1,861,300	1,813,400
Other	90,100	109,100	132,300
Total	$ 4,827,200	$ 5,055,500	$ 4,928,000

Contract Liabilities

For certain contractual arrangements, the Company receives cash consideration prior to providing the associated services resulting in deferred revenue recognition. In addition, the Company has recorded non-cash deferred revenue in connection with equity received in companies in exchange for advertising services. The Company also has non-cash deferred revenue in connection with an obligation to Televisa to provide future advertising and promotion time. See Note 12. *Related Party Transactions*, under the heading "Televisa."

The following table presents the Company's deferred revenue balances as of:

	December 31,	
	2025	2024
Current portion		
Deferred advertising revenue	$ 361,100	$ 151,200
Televisa deferred advertising revenue	4,700	11,000
Other deferred revenue	54,200	62,100
Total current deferred revenue	$ 420,000	$ 224,300
Non-current portion		
Deferred advertising and licensing revenue	$ —	$ 95,500
Televisa deferred advertising	—	4,700
Other deferred revenue	14,300	14,900
Total non-current deferred revenue	$ 14,300	$ 115,100
Total deferred revenue	$ 434,300	$ 339,400

At December 31, 2025, approximately $157.8 million of revenue was recognized that was included in the deferred revenue balance at December 31, 2024. At December 31, 2024, approximately $231.7 million of revenue was recognized that was included in the deferred revenue balance at December 31, 2023. The recognized revenue includes $71.8 million and $71.7 million for the years ended December 31, 2025, and 2024, respectively, in connection with equity received in companies in exchange for advertising services and non cash advertising services provided to Ollamani, S.A.B. (a related party of Televisa). (See Note 12. *Related Party Transactions).* As of December 31, 2025, the aggregate amount of transaction price that is allocated to future performance obligations was approximately $169.8 million and is expected to be recognized during the year ended December 31, 2026. The amount disclosed does not include revenues related to performance obligations that are part of contracts with original expected durations of twelve months or less or portions of the contracts that remain subject to cancellations. Further, the disclosure does not include contracts for which the transaction price is a variable consideration that corresponds directly with the Company's performance.

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9. Program Rights and Prepayments

The table below presents the components of the Company's program rights and prepayments, net:

	December 31, 2025		December 31, 2024
Film group monetization			
Internally produced program rights			
Completed and released	$	311,700	$ 424,700
Completed and not released		53,000	53,300
In-production		170,200	210,500
Licensed movies and series program rights		143,500	189,000
Individual monetization			
Licensed program rights and prepayments including sports rights		386,500	339,800
Total program rights and prepayments, net		1,064,900	1,217,300
Current portion		(345,000)	(122,700)
Non-current portion	$	719,900	$ 1,094,600

Program rights amortization and impairments are as follows:

	Year Ended December 31, 2025	2024	2023
Film group monetization:			
Program rights amortization	$ 692,900	$ 678,200	$ 590,900
Program rights impairment	303,900	152,200	10,900
Individual monetization:			
Program rights amortization	303,100	298,000	298,400
Program rights impairment	39,600	4,900	6,500
Total program rights amortization and impairment expense	$ 1,339,500	$ 1,133,300	$ 906,700

For the year ended December 31, 2025, the Company recognized a non-cash program right impairment of $343.5 million recorded as part of the direct operating expense line of the consolidated statement of operations. The program rights impairment related to: (i) $303.9 million of certain ViX original programming and licensed entertainment, that was abandoned in connection with the Company's strategic revamp of ViX implemented in the fourth quarter of 2025, and (ii) $39.6 million of sports rights for which certain payments were made in excess of the recoverable amount. While the ViX originals provided valuable insights during the streaming platform ramp-up period they are not expected to have ongoing value under the Company's go-forward content strategy.

For the year ended December 31, 2024, the Company recognized non-cash program right impairment of $157.1 million, recorded as part of the direct operating expense line within the consolidated statement of operations. The program rights impairment is primarily related to ViX originals that were produced before launch of the service, and used as the ViX streaming platform continue to scale audience and gather data to determine usage patterns or viewership. The ViX originals provided valuable insights and are expected to be of no value in the Company's go-forward content strategy.

For the year ended December 31, 2023, the Company recognized non-cash program right impairment of $17.4 million, recorded as part of the impairment loss line within the consolidated statement of operations. Each of the program rights impairment relates to program rights which will no longer be aired and sports rights with certain payments made in excess of the recoverable amount.

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Total expected amortization by fiscal year of completed (released and not released) produced, licensed and acquired library content on the consolidated balance sheet as of December 31, 2025 is as follows:

	Monetized As a Group	Monetized Individually	Total
Produced content			
Completed and released			
2026	$ 195,100	$ —	$ 195,100
2027	70,000	—	70,000
2028	34,100	—	34,100
Completed and not released			
2026	53,000	—	53,000
Licensed content - Program rights and advances			
2026	42,100	340,500	382,600
2027	37,700	31,100	68,800
2028	38,700	14,900	53,600

10. Financial Instruments and Fair Value Measures

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

Accounts Receivable—The following table provides the details of the Company's allowance for credit losses:

	Balance as of December 31, 2024	Provision for expected credit losses	Write-offs	Recoveries	Foreign currency exchange rate impact and others	Balance as of December 31, 2025
Allowance for Credit Losses	$ 21,600	$ 23,100	$ (16,200)	$ (200)	$ 7,600	$ 35,900

	Balance as of December 31, 2023	Provision for expected credit losses	Write-offs	Recoveries	Foreign currency exchange rate impact and others	Balance as of December 31, 2024
Allowance for Credit Losses	$ 31,200	$ 30,700	$ (10,900)	$ (15,800)	$ (13,600)	$ 21,600

Interest Rate Swaps—The Company uses interest rate swaps to manage its interest rate risk. These interest rate swaps are measured at fair value primarily using significant other observable inputs (Level 2). In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. See Note 14. *Interest Rate Swaps*.

The majority of inputs into the valuations of the Company's interest rate swap derivatives include market-observable data such as interest rate curves, volatilities, and information derived from, or corroborated by, market-observable data. Additionally, a specific unobservable input used by the Company in determining the fair value of its interest rate derivatives is an estimation of current credit spreads to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. The inputs utilized for the Company's own credit spread are based on implied spreads from its privately placed debt securities with an established trading market. For counterparties with publicly available credit information, the credit spreads over the Secured Overnight Financing Rate ("SOFR") used in the calculations represent implied credit default swap spreads obtained from a third-party credit data provider. Once these spreads have been obtained, they are used in the fair value calculation to determine the credit valuation adjustment ("CVA") component of the derivative valuation. Based on the Company's assessment of the significance of the CVA, it is not considered a significant input. The Company has determined that its derivative valuations in their entirety are classified as Level 2 measurements. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Equity Investments Not Accounted for Under the Equity Method—The fair value of the Entravision Communications Corporation ("Entravision") investment is based on the market value of Entravision's Class A common stock which is a Level 1 input.

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See Note 11. *Investments*. The Company holds equity positions in several small early-stage entities which may not have readily determinable fair values. The Company enters into these investments in exchange for advertising services and cash. For such securities, the Company utilizes the measurement alternative to carry these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. When indicators of impairment exist for these investments, the Company prepares quantitative assessments of the fair value of its investments in equity securities, which require judgment and the use of estimates that are generally based on unobservable Level 3 inputs.

Asset measured at fair value on a nonrecurring basis—The Company's non-financial assets, such as goodwill, intangible assets, right of use assets, property and equipment, are adjusted to fair value when an impairment is recognized and purchase accounting occurs. The Company's financial assets, comprising equity securities without readily determinable fair values, are adjusted to fair value when observable price changes are identified or an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Fair Value of Debt Instruments—The carrying amount and fair value of the Company's debt instruments as of December 31, 2025, and 2024, are set out in the following tables. The fair values of the credit facilities are based on market prices (Level 1). The fair values of the senior notes are based on market yield curves based on credit rating (Level 2). See Note 13. *Debt* for information on recent financing transactions.

	As of December 31, 2025		As of December 31, 2024	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Bank senior secured revolving credit facility maturing in 2030	$ —	$ —	$ —	$ —
2022 Term Loan A Facility maturing in 2027	—	—	804,900	805,400
2025 Term Loan A Facility maturing in 2030	743,000	725,900	—	—
2022 Bank senior secured term loan facility maturing in January 2029	988,700	1,004,300	992,100	1,018,500
2024 Bank senior secured term loan facility maturing in January 2029	486,900	492,800	489,300	503,100
2022 Term Loan B Facility maturing in June 2029	474,200	484,300	476,300	489,300
Senior Secured Notes:				
6.625% Senior Secured Notes due 2027	—	—	1,544,900	1,495,900
8.000% Senior Secured Notes due 2028	1,435,800	1,492,700	1,433,700	1,468,700
4.500% Senior Secured Notes due 2029	1,041,800	1,009,800	1,039,300	939,500
7.375% Senior Secured Notes due 2030	894,900	916,000	893,800	861,200
8.500% Senior Secured Notes due 2031	1,246,400	1,311,900	1,244,900	1,233,100
9.375% Senior Secured Notes due 2032	1,483,600	1,613,900	—	—
Accounts receivable facility maturing in 2029	100,000	100,000	100,000	100,000
Note payable with Grupo Televisa	—	—	74,100	66,900
Other long-term debt	5,800	5,800	5,200	5,200
	$ 8,901,100	$ 9,157,400	$ 9,098,500	$ 8,986,800

11. Investments

The carrying amount of the Company's unconsolidated investments is as follows:

	December 31,	
	2025	**2024**
Entravision	$ 27,400	$ 22,000
Equity method investments	1,100	1,100
Equity investments without readily determinable values	390,900	273,800
Total investments	$ 419,400	$ 296,900

Entravision

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The Company holds 9.4 million shares of Entravision Class U shares, which have limited voting rights and are not publicly traded but are convertible into Class A common stock upon sale to a third party. The Company considers these Class U shares to have a readily determinable fair value based on Entravision's Class A shares. The Company's Entravision investment fair value as of December 31, 2025, and 2024, was $27.4 million and $22.0 million, respectively. For the years ended December 31, 2025, 2024, and 2023, the Company recorded a gain of $5.4 million, a loss of $17.0 million and a loss of $5.9 million respectively, in "Other, net" within the consolidated statements of operations to reflect changes in the fair value of Entravision's shares.

Equity investments without readily determinable fair values

The Company holds several equity positions in small early-stage entities in various industries and these equity investment do not have readily determinable fair values. During the years ended December 31, 2025, and 2024, the Company invested non-cash consideration of $124.0 million and $46.0 million, respectively.

The following table presents a summary of the unrealized pre-tax gains and losses in "Other, net" within the Company's consolidated statements of operations as adjustments to the carrying amounts of equity securities without readily determinable fair values held at:

	December 31,		
	2025	2024	2023
Upward adjustments gross unrealized	$ (12,300)	$ (8,900)	$ —
Downward adjustments gross unrealized	7,300	16,600	17,100
Total unrealized adjustments, net	$ (5,000)	$ 7,700	$ 17,100

12. Related Party Transactions

Management Services Agreement and CEO Transition

An affiliate of ForgeLight (the "Consultant") and the Company's Former Chief Executive Officer ("Former CEO"), Mr. Wade Davis, entered into a management services agreement with UHI and the Company dated January 28, 2021. The term of the management services agreement was indefinite, subject to certain rights of termination and resignation by either party. In compensation for the services provided under the management services agreement, the Company agreed to pay the Consultant an annual management services fee of $3.0 million, a supplemental fee in a target amount of 100% of the management services fee, certain aircraft allowances and certain other benefits. In addition, the Consultant held a vested equity grant of 842,128 Class C subordinated common stock of TelevisaUnivision after satisfaction of the time-based vesting and automatic vesting upon the occurrence of certain specified events. On September 18, 2024, in connection with the transition of Mr. Davis from the role of the Company's Chief Executive Officer ("CEO"), the Company entered into a CEO Severance and Release Agreement with Mr. Davis and the Consultant (the "CEO Severance and Release Agreement"), pursuant to which the Management Services Agreement was terminated effective September 19, 2024. On September 19, 2025, pursuant to the terms of the CEO Severance Agreement, Mr. Davis holding of 842,128 Class C subordinated common stock were automatically converted into 416,090 Class A Common stock of TelevisaUnivision on the one-year anniversary of Mr. Davis' transition at an exchange rate based on the fair market value of such shares. As of December 31, 2025, Mr. Davis has 416,090 Class A Common stock of TelevisaUnivision. Following Mr. Davis' transition, pursuant to the terms of the CEO Severance and Release Agreement, TelevisaUnivision agreed to pay a termination fee of 150% of the management services fee over the twelve months following the date of his transition, a prorated portion of the supplemental fee and the continuation of certain other benefits. In addition, the Company entered into a consulting agreement with Mr. Davis for a period of one year with a consulting fee of $2.0 million, payable annually.

Televisa Transactions

In conjunction with the TelevisaUnivision Transaction, the Company entered into an agreement to provide free advertising for use by Televisa and its subsidiaries at no cost for promotion of the soccer team and related assets of Club Fútbol América, S.A. de C.V., a subsidiary of Ollamani, S.A.B. and subsidiaries (a related party of Televisa), through the 2025/2026 Mexican soccer season, which was determined to have a fair value of $45.7 million. As of December 31, 2025, and 2024, the remaining deferred balance was $4.7 million and $15.7 million, respectively. See Note 8. *Revenue Recognition*.

For the years ended December 31, 2025, 2024, and 2023, the Company satisfied its commitment to provide advertising and promotion time at no charge to Televisa for the periods resulting in revenue recognized of $11.0 million, $10.6 million, and $10.3

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million, respectively. The deferred revenue is earned and revenue is recognized as advertising revenue as the related advertising and promotion time is provided.

As a result of the TelevisaUnivision Transaction, the Company and its subsidiaries, and Televisa and its subsidiaries, have entered into a number of commercial agreements with respect to certain broadcasting rights, licenses, leasing agreements, and transition services.

The following table lists the significant related party arrangements between the Company and Televisa and its affiliates as of December 31, 2025, and 2024:

Description	Consolidated Balance Sheet Location	December 31, 2025	December 31, 2024
Accounts receivable (a)	Accounts receivable, net	$ 39,600	$ 30,000
Prepaid assets	Prepaid expenses and other	7,900	5,600
Accrued interest (b)	Accounts payable & accrued liabilities	—	83,700
Accrued expenses (a)	Accounts payable & accrued liabilities	39,600	22,400
Televisa deferred advertising - current	Deferred revenue	4,700	11,000
Televisa deferred advertising - non-current	Deferred revenue (non-current)	—	4,700
Note Payable - current (b)	Current portion of long-term debt and finance lease obligations	—	74,100
Finance lease obligation - current	Current portion of long-term debt and finance lease obligations	5,000	7,900
Finance lease obligation - non-current	Long-term debt and finance lease obligations	296,700	313,800

(a) Accounts receivable primarily relates to advertising and subscription revenue with Televisa and its affiliates. The Company recognized $258.9 million and $338.9 million primarily of subscription revenue from Televisa for the years ended December 31, 2025 and 2024, respectively. The Company recognized $105.8 million, $124.3 million, and $224.8 million, primarily related to depreciation expense and interest expense related to leases, interest expense related to the note payable and other administrated services from Televisa and its affiliates for the years ended December 31, 2025, 2024, and 2023, respectively. Accrued expenses primarily relates to administrative services provided by Televisa and its affiliates, net of certain related party receivables. As of December 31, 2025, and 2024, the Company paid $326.1 million and $212.2 million, respectively to Televisa and its affiliates.

(b) On October 31, 2025, the Company repaid in full the outstanding principal balance of $83.3 million under the unsecured note payable to Grupo Televisa, together with $104.4 million of accrued interest. See Note 13. *Debt.*

During the year ended December 31, 2025, 2024, and 2023, the Company paid Series B cumulative preferred stock dividends of $41.3 million, $41.3 million and $41.3 million, respectively.

On November 3, 2025, Grupo Televisa made an equity contribution of $89.8 million, which was recorded as additional paid-in capital in the Company's consolidated financial statements.

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13. Debt

Long-term debt consists of the following:

	December 31, 2025	December 31, 2024
Bank senior secured revolving credit facility maturing in 2030	$ —	$ —
2022 Term Loan A Facility maturing in 2027	—	804,900
2025 Term Loan A Facility maturing in 2030	743,000	—
2022 Bank senior secured term loan facility maturing in January 2029	988,700	992,100
2024 Bank senior secured term loan facility maturing in January 2029	486,900	489,300
2022 Term Loan B Facility maturing in June 2029	474,200	476,300
Senior Secured Notes:		
6.625% Senior Secured Notes due 2027	—	1,544,900
8.000% Senior Secured Notes due 2028	1,435,800	1,433,700
4.500% Senior Secured Notes due 2029	1,041,800	1,039,300
7.375% Senior Secured Notes due 2030	894,900	893,800
8.500% Senior Secured Notes due 2031	1,246,400	1,244,900
9.375% Senior Secured Notes due 2032	1,483,600	—
Accounts receivable facility maturing in 2029	100,000	100,000
Note payable to Grupo Televisa	—	74,100
Finance lease	428,200	390,000
Other long-term debt	5,800	5,200
	9,329,300	9,488,500
Less current portion	(75,100)	(158,600)
Long-term debt and finance lease and other obligations	$ 9,254,200	$ 9,329,900

As of December 31, 2025, and 2024, UCI presented deferred financing costs of $86.2 million and $79.7 million, respectively, as a direct reduction of the long-term debt in the consolidated balance sheet. At December 31, 2025, and 2024, other assets include $1.3 million and $0.7 million, respectively, of deferred financing costs related to the revolving credit facilities.

The following table details the principal and carrying amounts of the UCI's long-term debt as of December 31, 2025. The difference between principal and carrying amount is made up of the $86.2 million of deferred financing costs discussed above and $3.8 million of unamortized fair value adjustments resulting from the prior period purchase accounting and the premium or discount arising from the new debt issuance.

	Principal	Fair Value Adjustments/ (Discount) and (Deferred Financing Costs)	Carrying Amount
2025 Term Loan A Facility maturing in 2030	$ 754,000	$ (11,000)	$ 743,000
2022 Bank senior secured term loan facility maturing in January 2029	1,010,600	(21,900)	988,700
2024 Bank senior secured term loan facility maturing in January 2029	492,500	(5,600)	486,900
2022 Term Loan B Facility maturing in June 2029	482,500	(8,300)	474,200
Senior Secured Notes:			
8.000% Senior Secured Notes due 2028	1,440,700	(4,900)	1,435,800
4.500% Senior Secured Notes due 2029	1,050,000	(8,200)	1,041,800
7.375% Senior Secured Notes due 2030	900,000	(5,100)	894,900
8.500% Senior Secured Notes due 2031	1,255,000	(8,600)	1,246,400
9.375% Senior Secured Notes due 2032	1,500,000	(16,400)	1,483,600
Accounts receivable facility maturing in 2029	100,000	—	100,000
Finance lease	428,200	—	428,200
Other long-term debt	5,800	—	5,800
Total	$ 9,419,300	$ (90,000)	$ 9,329,300

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Debt Instruments 2025 Financing Transactions On September 26, 2025, UCI amended its accounts receivable sale facility (as amended, the “Facility”), which, among other things, (i) extended the expiration date of the Facility from October 5, 2026 to September 26, 2029, and (ii) lowered the interest rate on the borrowings under the Facility to SOFR plus a margin of 1.25% per annum. Interest is paid monthly on the Facility. The Facility has a $100.0 million term component and a $300.0 million revolving component that are subject to the availability of qualifying receivables. On July 25, 2025, UCI entered into an amendment of its 2007 Credit Agreement, pursuant to which $763.5 million aggregate principal amount of term loans under the Term Loan A Facility was converted into a new tranche of senior secured term loans under the 2007 Credit Agreement (the “July 2025 Term Loan A Facility”). UCI concurrently utilized the proceeds of the July 2025 Term Loan A Facility, together with cash from the balance sheet, to prepay in full the Term Loan A Facility maturing in 2027. On July 25, 2025, UCI also amended its 2007 Credit Agreement to, among other things, extend the maturity date of an aggregate principal amount of $500.2 million in revolving credit commitments, to mature in July 25, 2030 (subject to the Springing Maturity Date (as defined below)). On July 22, 2025, UCI issued $1,500.0 million aggregate principal amount of 9.375% senior notes due August 1, 2032 (the “2032 senior notes”). The 2032 senior notes were priced at par. UCI used the proceeds to redeem the 6.625% senior notes due 2027. 2024 Financing Transactions On October 7, 2024, UCI issued an additional $755.0 million aggregate principal amount of its existing 8.500% senior notes due July 31, 2031 (the “additional 2031 senior notes”). The additional 2031 senior notes were issued under the same indenture governing the 2031 senior notes, have the same terms as the 2031 senior notes and are treated as a single series with the 2031 senior notes. The additional 2031 senior notes were priced at par. UCI used the proceeds to redeem all of the remaining outstanding 2026 term loans due March 15, 2026. On September 16, 2024, UCI used proceeds from its tower assets sale to make a $150.0 million partial repayment of the 2026 term loans. On June 7, 2024, UCI issued $500.0 million aggregate principal amount of its 8.500% senior notes due July 31, 2031 (the “2031 senior notes”). UCI used the proceeds to make a $500.0 million partial repayment of the 2026 term loans. On June 6, 2024, UCI entered into an amendment to its 2007 Credit Agreement, pursuant to which $500.0 million aggregate principal amount of its 2026 term loans was converted into a new tranche made up of a bank senior secured term loan facility maturing in 2029 (the “2029 new term loans”). UCI utilized the proceeds of the 2029 new term loans to make a $500.0 million partial repayment of the 2026 term loans. On January 22, 2024, UCI issued an additional $240.7 million aggregate principal amount of its existing 8.000% senior notes due August 15, 2028 (the “additional 2028 senior notes”). The additional 2028 senior notes were issued under the same indenture governing the 2028 senior notes, have the same terms as the 2028 senior notes and are treated as a single series with the 2028 senior notes. The additional 2028 senior notes were priced at 101.000%. UCI used the proceeds to redeem all of the remaining outstanding 5.125% senior notes due 2025. On January 4, 2024, UCI issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027, which constituted part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the “January 2024 Term Loan A Facility”). UCI utilized the proceeds of the January 2024 Term Loan A Facility to make a $100.0 million partial redemption of the 5.125% senior notes due 2025. Senior Secured Credit Facilities Bank senior secured revolving credit facility — At December 31, 2025, UCI had $500.2 million available and no outstanding balance under its bank senior secured revolving credit facility following the July 2025 Amendment (as defined below). On June 24, 2022, UCI entered into an amendment (the “June 2022 Amendment”) to the 2007 Credit Agreement governing its bank senior secured revolving credit facility and bank senior secured term loan facility, which are referred to collectively as the 34

“Senior Secured Credit Facilities” to, among other things, establish a new class of revolving credit commitments in an aggregate principal amount of $522.0 million, which had a five year maturity date (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement and accrued interest at the Term SOFR rate with an interest rate margin tied to UCI’s leverage ratio ranging from 2.75% to 3.75% per annum for Term SOFR loans and ranging from 1.75% to 2.75% per annum for base rate loans, which replaced substantially all of the existing senior secured revolving credit facility described above, with exception to Deutsche Bank AG New York Branch’s $88.0 million commitment which matured on April 30, 2025. On July 25, 2025, UCI entered into an amendment and restatement (the “July 2025 Amendment”) to its Senior Secured Credit Facilities to, among other things, extend the maturity date of an aggregate principal amount of $500.2 million in revolving credit commitments to July 25, 2030 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement; such earlier date that is 91 days prior to the final scheduled maturity date, the “Springing Maturity Date”). The extended senior secured revolving credit facility accrues interest at the Term SOFR rate with an interest rate margin tied to UCI’s leverage ratio ranging from 2.00% to 3.00% per annum for Term SOFR loans and ranging from 1.00% to 2.00% per annum for base rate loans. Bank senior secured term loan facility maturing in 2027 - On June 24, 2022, UCI entered into the June 2022 Amendment to its Senior Secured Credit Facilities to, among other things, (a) establish a non-fungible tranche of senior secured “term A” loans (the “2022 Term Loan A Facility”) and (b) make a prepayment of the 2024 term loans. The 2022 Term Loan A Facility had a five-year maturity date (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement) and has an interest rate margin tied to UCI’s leverage ratio ranging from 2.75% to 3.75% per annum for Term SOFR loans and ranging from 1.75% to 2.75% per annum for base rate loans. The loans under the Term Loan A Facility amortize at 5.0% per annum on a quarterly basis, commencing on September 30, 2022. UCI used the proceeds from the issuance of the 2022 Term Loan A Facility to fund the partial prepayment of the 2024 terms loans. The partial prepayment occurred concurrently with the closing of the 2022 Term Loan A Facility on June 24, 2022. On June 30, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), which constitutes part of the same class of indebtedness as the 2022 Term Loan A Facility under the 2007 Credit Agreement (the “June 2023 Term Loan A Facility”). The loans under the June 2023 Term Loan A Facility bore interest and amortized at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the June 2023 Term Loan A Facility to make a partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the June 2023 Term Loan A Facility on June 30, 2023. On July 26, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the “July 2023 Term Loan A Facility”). The loans under the July 2023 Term Loan A Facility bore interest and amortized at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the July 2023 Term Loan A Facility to make a partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the July 2023 Term Loan A Facility on July 26, 2023. On August 28, 2023, UCI issued a $100.0 million bank senior secured term loan A facility maturing in 2027 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), which constitutes part of the same class of indebtedness as the Term Loan A Facility under the 2007 Credit Agreement (the “August 2023 Term Loan A Facility”). The loans under the August 2023 Term Loan A Facility bore interest and amortized at the same rates as the loans under the 2022 Term Loan A Facility. UCI used the proceeds from the issuance of the August 2023 Term Loan A Facility to make a partial prepayment of the 5.125% senior notes due 2025. The partial prepayment occurred concurrently with the closing of the August 2023 Term Loan A Facility on August 28, 2023. On January 4, 2024, UCI issued senior secured debt of $100.0 million made up of a bank senior secured term loan A facility maturing in 2027 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), which constitutes part of the same class of indebtedness as the 2022 Term Loan A Facility under the 2007 Credit Agreement (the “January 2024 Term Loan A Facility”). The loans under the January 2024 Term Loan A Facility bore interest and amortized at the same rates as the loans under the 2022 Term Loan A Facility. UCI concurrently utilized the proceeds of the January 2024 Term Loan A Facility to make a $100.0 million partial redemption of the 5.125% senior notes due 2025. The partial prepayment occurred concurrently with the closing of the January 2024 Term Loan A Facility on January 29, 2024. 35

On July 25, 2025, UCI concurrently utilized the proceeds of the July 2025 Term Loan A Facility, together with cash from the balance sheet, to make a full prepayment of the 2022 Term Loan A Facility maturing in 2027. 2022 Bank senior secured term loan facilities maturing in 2029 – On January 31, 2022, UCI entered into the 2022 Credit Agreement, which initially provided for the January 2029 term loans that were funded in full in connection with the closing of the TelevisaUnivision Transaction on January 31, 2022. UCI may choose to pay interest on the January 2029 term loans at either a SOFR-based rate (with a SOFR floor of 0.75%) or a base rate, in each case plus a margin of (i) 2.250% per annum for base rate loans or (ii) 3.250% per annum for SOFR rate loans. The January 2029 term loans are subject to amortization in equal quarterly installments (commencing on June 30, 2022) of principal in an aggregate amount equal to 1.00% per annum, with the remaining balance payable at the final date of maturity. The January 2029 term loans are guaranteed by Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions), and are secured by, among other things, substantially all of the assets of UCI, Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions). The priority of security interests and related creditors’ rights for the January 2029 term loans are set forth in an intercreditor agreement. As of December 31, 2025, the total aggregate principal amount of the January 2029 term loans was $1,010.6 million, and the unamortized deferred financing costs balance was $21.9 million. On June 24, 2022, UCI entered into the June 2022 Amendment of the 2022 Credit Agreement to, among other things, (a) establish a new class of incremental first lien term B loans constituting the 2022 Term Loan B Facility and (b) make a prepayment of the 2024 term loans (the term loans outstanding under the 2022 Credit Agreement, as amended, are referred to collectively as the “2022 Term Loan Facility”). The loans under the 2022 Term Loan B Facility bear an interest rate margin of 4.25% per annum for Term SOFR loans and 3.25% per annum for base rate loans. The loans under the 2022 Term Loan B Facility have a maturity date of June 24, 2029 and amortize at 1.0% per annum on a quarterly basis, commencing on September 30, 2022. As of December 31, 2025, the total aggregate principal amount of the 2022 Term Loan B Facility was $482.5 million, the unamortized deferred financing costs balance was $2.0 million, and the unamortized discount was $6.3 million. The 2022 Credit Agreement provides for an incremental facility that UCI may use to add one or more incremental term loan facilities, increase commitments under the existing term loan facility and/or add one or more incremental revolving loan facilities by up to (i) a fixed amount of $750.0 million, plus (ii) an unlimited amount of additional first-lien obligations so long as the consolidated first-lien leverage ratio, on a pro forma basis, does not exceed 6.00:1.00 or, if incurred in connection with an acquisition or other investment permitted under the credit agreement, would be leverage neutral, plus (iii) an unlimited amount of additional junior lien obligations, so long as the consolidated secured leverage ratio, on a pro forma basis, does not exceed 7:00:1.00, plus (iv) an unlimited amount of additional unsecured debt, so long as the consolidated total leverage ratio, on a pro forma basis, does not exceed 8.50:1.00, in each case, subject to other customary conditions and exceptions. Additionally, UCI will be permitted to further refinance (whether by repayment, conversion or extension) its existing Senior Secured Credit Facilities and the 2022 Term Loan Facility (in addition to the new incremental facilities described above) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case if certain conditions are met. In addition, mandatory prepayments will be required to prepay amounts outstanding under the 2022 Term Loan Facility in an amount equal to: • 100% (which percentage will be reduced upon the achievement of specified performance targets) of net cash proceeds from certain asset dispositions by UCI or any of its restricted subsidiaries, subject to certain exceptions, ratable sharing provisions and reinvestment provisions; and • 100% of the net cash proceeds from the issuance or incurrence after the closing date of any additional debt by UCI or any of its restricted subsidiaries (excluding debt permitted under the 2022 Credit Agreement, other than any indebtedness which serves to refinance or extend indebtedness then outstanding under the 2022 Credit Agreement, which shall be required to prepay loans as set forth in such credit agreement). Voluntary prepayments of principal amounts outstanding under loans governed by the 2022 Credit Agreement will be permitted at any time; however, if a prepayment of principal is made with respect to an adjusted Term SOFR loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. The 2022 Credit Agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of 36 subordinated indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The 2022 Credit Agreement does not contain any financial maintenance covenant. The 2022 Credit Agreement contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the term loans thereunder to be in full force and effect, and a change of control. UCI used the proceeds from the issuance of the 2022 Term Loan B Facility to fund the partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the 2022 Term Loan B Facility on June 24, 2022. For the years ended December 31, 2025, the effective interest rate related to UCI’s senior secured term loans was 5.13% including the impact of interest rate swaps and 7.92% excluding the impact of interest rate swaps. UCI is permitted to further refinance (whether by repayment, conversion or extension) UCI’s Senior Secured Credit Facilities (including the extended credit facilities) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case, if certain conditions are met. Bank senior secured term loan facilities maturing in 2029 – On June 6, 2024, UCI entered into an amendment to its 2007 Credit Agreement, pursuant to which $500.0 million aggregate principal amount of its outstanding 2026 term loans were converted into a new tranche of term loans. The 2029 new term loans bear interest at adjusted Term SOFR plus a margin of 3.50% per annum with a 0.50% per annum SOFR floor or an alternate base rate and a margin of 2.50% per annum with a 1.50% per annum ABR floor. The 2029 new term loans are subject to amortization in equal quarterly installments (commencing on September 30, 2024) of principal in an aggregate amount equal to 1.00% per annum, with the remaining balance payable at the final date of maturity, January 31, 2029. As of December 31, 2025, the total aggregate principal amount of the 2029 term loans was $492.5 million, and the unamortized deferred financing costs balance was $3.0 million and the unamortized discount was $2.6 million. Bank senior secured term loan facility maturing in 2030 - On July 25, 2025, UCI entered into the July 2025 Amendment, pursuant to which $763.5 million aggregate principal amount of the senior secured term loans under the 2007 Credit Agreement (the “July 2025 Term Loan A Facility”) was issued. The July 2025 Term Loan A Facility matures on July 25, 2030 (subject to the Springing Maturity Date) and has an interest rate margin tied to UCI’s leverage ratio ranging from 2.00% to 3.00% per annum for Term SOFR loans and ranging from 1.00% to 2.00% per annum for base rate loans. The loans under the July 2025 Term Loan A Facility are subject to amortization in equal quarterly installments (commencing on December 31, 2025) of principal in an aggregate amount equal to 5.00% per annum, with the remaining balance payable at the final date of maturity. UCI capitalized deferred financing costs of $11.9 million relating to the issuance of the July 2025 Term Loan A Facility. As of December 31, 2025, the total aggregate principal amount of the July 2025 Term Loan A Facility was $754.0 million, and the unamortized deferred financing costs balance was $11.0 million. 8.000% Senior Secured Notes due 2028 On August 7, 2023, UCI issued $500.0 million aggregate principal amount of 8.000% senior notes due 2028, on December 18, 2023, UCI issued an additional $700.0 million aggregate principal amount of the 8.000% senior notes due on 2028 at a premium of 100.500% and on January 22, 2024, UCI issued an additional $100.0 million aggregate principal amount of the 8.000% senior notes due on 2028 at a premium of 101.000% plus accrued and unpaid interest from August 7, 2023 (collectively, the “2028 senior notes”). The 2028 senior notes mature on August 15, 2028 UCI will pay interest on the 2028 senior notes at a fixed rate of 8.000% per annum semi-annually in cash in arrears on February 15 and August 15 of each year, commencing on February 15, 2024. UCI concurrently used the proceeds to prepay all of the $161.3 million remaining balance of the 2024 term loans and to make a $1,279.4 million full redemption of the 5.125% senior notes due 2025. The 2028 senior notes are jointly and severally guaranteed by substantially all of UCI’s material, direct and indirect wholly-owned restricted domestic subsidiaries (subject to certain exceptions) that guarantee its Senior Secured Credit Facilities. The 2028 senior notes and the related guarantees are secured by a first priority lien, subject to permitted liens, on substantially all of the assets of UCI and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions) and the guarantors’ property and assets that secure obligations under UCI's Senior Secured Credit Facilities, UCI’s 2022 Term Loan Facility and existing senior notes. 37

If redeemed on or after August 15, 2025, UCI may redeem the 2028 senior notes at the redemption price set forth next to the corresponding year, plus accrued and unpaid interest, if any, to, but excluding the applicable redemption date: 2025 (104.000%), 2026 (102.000%), 2027 and thereafter (100.000%). At December 31, 2025, the outstanding principal balance of the 2028 senior notes was $1,440.7 million and the unamortized deferred financing costs balance was $8.5 million and the unamortized premium was $3.6 million. If UCI undergoes a change of control, it will be required to offer to purchase the 2028 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest, unless a third party makes an offer to purchase all of the 2028 senior notes or UCI has previously or concurrently sent a redemption notice with respect to all the outstanding 2028 senior notes. 4.500% Senior Secured Notes due 2029 On May 21, 2021, UCI issued $1,050.0 million aggregate principal amount of 4.500% senior secured notes due 2029 (the “2029 senior notes”) at par plus accrued and unpaid interest from May 21, 2021. The 2029 senior notes will mature on May 1, 2029. UCI will pay interest on the 2029 senior notes at a fixed rate of 4.500% per annum semi-annually in cash in arrears on May 1 and November 1 of each year. UCI used the net proceeds from the issuance of the 2029 senior notes to finance a portion of the purchase price for the TelevisaUnivision Transaction and to pay certain related transaction fees and expenses. At December 31, 2025, the outstanding principal balance of the 2029 senior notes was $1,050.0 million and the unamortized deferred financing costs balance was $8.2 million. The 2029 senior notes are jointly and severally guaranteed by substantially all of UCI’s material, direct and indirect wholly-owned restricted domestic subsidiaries (subject to certain exceptions) that guarantee its Senior Secured Credit Facilities. The 2029 senior notes and the related guarantees are secured by a first priority lien, subject to permitted liens, on substantially all of the assets of UCI and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions) and the guarantors’ property and assets that secure obligations under UCI's Senior Secured Credit Facilities, UCI’s 2022 Term Loan Facility and existing senior notes. UCI may redeem the 2029 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 2029 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2029 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on May 1 of each of the following years: 2024 (102.250%), 2025 (101.125%) and 2026 and thereafter (100.000%). In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2029 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. 7.375% Senior Secured Notes due 2030 UCI issued $500.0 million aggregate principal amount of 7.375% senior secured notes due 2030 on June 24, 2022, at an original issuance discount of 99.255%, plus accrued and unpaid interest from June 24, 2022, and $400.0 million additional aggregate principal amount of the 2030 senior notes on August 26, 2022 at a premium of 101.500%, plus accrued and unpaid interest from June 24, 2022 (collectively, the “2030 senior notes”). The 2030 senior notes will mature on June 30, 2030. UCI will pay interest on the 2030 senior notes at a fixed rate of 7.375% per annum semi-annually in cash in arrears on June 30 and December 30 of each year, commencing December 30, 2022. At December 31, 2025, the outstanding principal balance of the 2030 senior notes was $900.0 million, the unamortized deferred financing costs balance was $6.6 million and the unamortized premium was $1.5 million. UCI may redeem the 2030 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices set forth below. The 2030 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2030 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on June 30 of each of the following years: 2025 (103.688%), 2026 (101.844%) and 2027 and thereafter (100.000%). In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2030 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. 38

UCI used the net proceeds from the issuance of the 2030 senior notes and the bank senior secured term loan facility maturing in June 2029 to fund the redemption of all $370.0 million outstanding aggregate principal amount of its 9.500% 2025 senior notes and discharged all obligations under the indenture pursuant to which the 9.500% 2025 senior notes were issued. The redemption occurred concurrently with the closing of the 2030 senior notes on June 24, 2022. 8.500% Senior Secured Notes due 2031 UCI issued $500.0 million aggregate principal amount of 8.500% senior secured notes due 2031 on June 7, 2024, at par, and on October 7, 2024, UCI issued an additional $755.0 million aggregate principal amount of the 8.500% senior notes due on 2031 at par, plus accrued and unpaid interest from June 7, 2024 (collectively, the “2031 senior notes”). The 2031 senior notes will mature on July 31, 2031. UCI will pay interest on the 2031 senior notes at a fixed rate of 8.500% per annum semi-annually in cash in arrears on January 31 and July 31 of each year, commencing January 31, 2025. UCI may redeem the 2031 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices set forth below. The 2031 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2031 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on July 31 of each of the following years: 2027 (104.250%), 2028 (102.125%) and 2029 and thereafter (100.000%). At any time prior to July 31, 2027, UCI may redeem the 2031 senior notes at a redemption price equal to 100% of the principal amount of the 2031 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at July 31, 2027, plus (2) all required interest payments due on such note through July 31, 2027 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. At any time, or from time to time, until July 31, 2027, UCI may use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2031 senior notes issued under the indenture at a redemption price equal to 108.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (1) at least 50% of the aggregate principal amount of notes originally issued under the indenture remains outstanding and (2) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2031 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. UCI used the net proceeds from the issuance of the 2031 senior notes to fund the $1,255.0 million repayment of the 2026 term loans. At December 31, 2025, the outstanding principal balance of the 2031 senior notes was $1,255.0 million and the unamortized deferred financing costs balance was $8.6 million. 9.375% Senior Secured Notes due 2032 UCI issued $1,500.0 million aggregate principal amount of 9.375% senior secured notes due 2032 on July 22, 2025, at par (the “2032 senior notes”). The 2032 senior notes will mature on August 1, 2032. UCI will pay interest on the 2032 senior notes at a fixed rate of 9.375% per annum semi-annually in cash in arrears on February 1 and August 1 of each year, commencing February 1, 2026. UCI may redeem the 2032 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices set forth below. The 2032 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2032 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on August 1 of each of the following years: 2028 (104.688%), 2029 (102.344%) and 2030 and thereafter (100.000%). At any time prior to August 1, 2028, UCI may redeem the 2032 senior notes at a redemption price equal to 100% of the principal amount of the 2032 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at August 1, 2028, plus (2) all required interest payments due on such note through August 1, 2028 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. 39

At any time, or from time to time, until August 1, 2028, UCI may use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2032 senior notes issued under the indenture at a redemption price equal to 109.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (1) at least 50% of the aggregate principal amount of notes originally issued under the indenture remains outstanding and (2) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2032 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. UCI capitalized deferred financing costs of $17.5 million relating to the issuance of the 2032 senior notes. UCI used the net proceeds from the issuance of the 2032 senior notes to fund the $1,500.0 million repayment of the 2027 senior notes. At December 31, 2025, the outstanding principal balance of the 2032 senior notes was $1,500.0 million and the unamortized deferred financing costs balance was $16.4 million. Accounts Receivable Facility On September 26, 2025, UCI amended its accounts receivable sale facility (as amended, the “Facility”), which, among other things, (i) extended the expiration date of the Facility from October 5, 2026 to September 26, 2029, and (ii) lowered the interest rate on the borrowings under the Facility to SOFR plus a margin of 1.25% per annum. Interest is paid monthly on the Facility. Under the terms of the Facility, certain subsidiaries of UCI sell accounts receivable on a true sale and non-recourse basis to their respective wholly-owned special purpose subsidiaries, and these special purpose subsidiaries in turn sell such accounts receivable to Univision Receivables Co., LLC, a bankruptcy-remote subsidiary in which certain special purpose subsidiaries of UCI and its parent, Broadcasting Partners, each holds a 50% voting interest (the “Receivables Entity”). Thereafter, the Receivables Entity sells to investors, on a revolving non-recourse basis, senior undivided interests in such accounts receivable pursuant to the Receivables Purchase Agreement. UCI (through certain special purpose subsidiaries) holds a 100% economic interest in the Receivables Entity. The assets of the special purpose entities and the Receivables Entity are not available to satisfy the obligations of UCI or its other subsidiaries. The Facility has a $100.0 million term component and a $300.0 million revolving component that are subject to the availability of qualifying receivables. In addition, the Facility has a letter of credit sublimit of $160.0 million under the revolving component. At December 31, 2025, UCI had $100.0 million outstanding under the term component and none outstanding under the revolving component, and the interest rate was 4.938% applicable to both the term component and the revolving component. In addition, at December 31, 2025, there was $46.9 million of outstanding letters of credit against the accounts receivable revolving component resulting in $253.1 million being available for borrowing under the accounts receivable revolving facility. The Receivables Entity is obligated to pay a commitment fee to the purchasers, such fee to be calculated based on the unused portion of the Facility. The Receivables Purchase Agreement contains customary default and termination provisions, which provide for the early termination of the Facility upon the occurrence of certain specified events including, but not limited to, failure by the Receivables Entity to pay amounts due, defaults on certain indebtedness, change in control, bankruptcy and insolvency events. The Receivables Entity is consolidated in UCI’s consolidated financial statements. Note Payable to Grupo Televisa On October 31, 2025, UCI repaid in full the outstanding principal balance associated with the unsecured note payable to Grupo Televisa of $83.3 million and accrued interest since inception of $104.4 million based on the Mexican Peso/ U.S. Dollar exchange rate as of that date. The loan had payment dates on October 31 of 2023, 2024, 2025 and April 30, 2026. The note payable had a fixed annual interest rate of 12.8%. The outstanding principal balance was translated from Mexican pesos to U.S. dollars using the spot rate at each consolidated balance sheet date. UCI repaid $90.7 million and $136.4 million of the note payable on October 31, 2024, and 2023, respectively. Other long-term debt As of December 31, 2025, UCI had other bank loans with an outstanding principal balance of $5.8 million. The outstanding principal balance is translated from Mexican pesos to U.S. dollars at the spot rate. 40

(Gain) loss on refinancing of debt For the year ended December 31, 2025, UCI recorded a gain on refinancing of debt of $31.7 million due to the write-off of the fair value adjustments recorded in connection with the May 2021 reorganization on the prepaid 6.625% Senior Secured Notes due 2027 and unamortized deferred financing costs relating to the 2022 Term Loan A due 2027. For the year ended December 31, 2024, UCI recorded a loss on refinancing of debt of $9.4 million, due to the write-off of unamortized deferred financing costs and unamortized discount that relates to the redemption of the 2026 term loans, partially offset by write-off of unamortized premium and Reorganization fair value adjustment for the redemption of all of the remaining outstanding 5.125% Senior Notes due 2025. For the year ended December 31, 2023, UCI recorded a gain on refinancing of debt of $6.9 million, due to the write-off of unamortized premium for the partial redemption of the 5.125% Senior Notes due 2025 and paid down 2024 Term Loan. Other Matters Related to Debt Voluntary prepayment of principal amounts outstanding under the Senior Secured Credit Facilities and/or the 2022 Term Loan Facility is permitted at any time; however, if a prepayment of principal is made with respect to an adjusted SOFR loan on a date other than the last day of the applicable interest period, the lenders may require compensation for any funding losses and expenses incurred as a result of the prepayment. The agreements governing the Senior Secured Credit Facilities, the 2022 Term Loan Facility and the senior secured notes contain various covenants and a breach of any covenant could result in an event of default under those agreements. If any such event of default occurs, the lenders of the Senior Secured Credit Facilities, the 2022 Term Loan Facility or the holders of the senior secured notes may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the senior secured notes would cause an event of default under the Senior Secured Credit Facilities and the 2022 Term Loan Facility, and the acceleration of debt under the Senior Secured Credit Facilities and/or the 2022 Term Loan Facility or the failure to pay that debt when due would cause an event of default under the indentures governing the senior secured notes (assuming certain amounts of that debt were outstanding at the time). The lenders under the Senior Secured Credit Facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the Senior Secured Credit Facilities, the lenders will have the right to proceed against the collateral. The Senior Secured Credit Facilities, the 2022 Term Loan Facility, the 2032 senior notes, the 2031 senior notes, the 2030 senior notes, the 2029 senior notes and the 2028 senior notes are secured by, among other things (a) a first priority security interest in substantially all of the assets of UCI, and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory, and other tangible and intangible assets, subject to certain customary exceptions; (b) a pledge of (i) all of the present and future capital stock of each subsidiary guarantor’s direct domestic subsidiaries and the direct domestic subsidiaries of UCI and (ii) 65% of the voting stock of each of UCI’s and each guarantor’s material direct foreign subsidiaries, subject to certain exceptions; and (c) all proceeds and products of the property and assets described above. In addition, the Senior Secured Credit Facilities and the 2022 Term Loan Facility (but not the 2032 senior notes, the 2031 senior notes, the 2030 senior notes, the 2029 senior notes or the 2028 senior notes) are secured by all of the assets of Broadcast Holdings and a pledge of the capital stock of UCI and all proceeds of the foregoing. Additionally, the agreements governing the Senior Secured Credit Facilities, the 2022 Term Loan Facility and the senior secured notes include various restrictive covenants (including in the credit agreement governing the Senior Secured Credit Facilities when there are certain amounts outstanding under the senior secured revolving credit facility thereunder on the last day of a fiscal quarter, a first lien debt ratio covenant) which, among other things, limit the incurrence of indebtedness, making of investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit agreements governing the Senior Secured Facilities and the 2022 Term Loan Facility and the indentures governing the senior secured notes thereunder allow UCI to make certain pro forma adjustments for purposes of calculating certain financial ratios, some of which would be applied to adjusted operating income before depreciation and amortization (“Bank Credit Adjusted OIBDA”). UCI is in compliance with these financial covenants under the agreements governing its Senior Secured Credit Facilities, 2022 Term Loan Facility and senior secured notes. UCI may from time to time designate a subsidiary as “unrestricted subsidiaries” for purposes of its credit agreements governing the Senior Secured Credit Facilities and the 2022 Term Loan Facility and indentures governing the senior secured notes. As unrestricted subsidiaries, the operations of these subsidiaries are excluded from, among other things, covenant compliance calculations and compliance with the affirmative and negative covenants of the credit agreements governing the Senior Secured Credit Facilities the 2022 Term Loan Facility and indentures governing the senior secured notes. UCI may redesignate these subsidiaries as restricted subsidiaries at any time at its option, subject to compliance with the terms of its credit agreements governing the Senior Secured Credit Facilities and the 2022 Term Loan Facility and indentures governing the senior secured notes. 41

The subsidiary guarantors under UCI's Senior Secured Credit Facilities, the 2022 Term Loan Facility and senior secured notes are substantially all of UCI's domestic subsidiaries. The subsidiaries that are not guarantors include certain immaterial subsidiaries, special purpose subsidiaries that are party to UCI's Facility and the designated unrestricted subsidiaries. The guarantees are full and unconditional and joint and several. Univision Communications Inc. has no independent assets or operations.

UCI and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of UCI's outstanding debt or equity securities (including any privately placed debt securities with an established trading market), in privately negotiated or open market transactions, by tender offer or otherwise.

Contractual maturities of long-term debt as of December 31, 2025 are as follows:

Year	Amount
2026	$ 59,400
2027	59,700
2028	1,500,400
2029	3,113,300
2030	1,503,300
Thereafter	2,755,000
	8,991,100
Less current portion	(59,400)
Long-term debt, excluding finance leases	$ 8,931,700

14. Interest Rate Swaps

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. These rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. UCI has agreements with each of its interest rate swap counterparties which provide that UCI could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to UCI's default on the indebtedness. UCI does not enter into derivatives for trading purposes.

Derivatives Designated as Hedging Instruments

On February 28, 2020, UCI entered into two forward-starting interest rate swaps that converted the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.94% became effective and were to mature in February 2024. On September 10, 2021, UCI modified these two outstanding forward-starting interest rate swaps to extend the maturity from February 2024 to February 2026 and the floor was reduced from 1.00% to 0.75%. As a result of this modification, there was an other-than-insignificant financing element identified which resulted in our swap settlement payments being classified as financing cash flows. In June 2023, UCI entered into bilateral agreements with its swap counterparties to transition all of its interest rate swap agreements to SOFR. UCI made various ASC 848 elections related to changes in critical terms of the hedging relationships due to reference rate reform to not result in a de-designation of these hedging relationships. As result of the SOFR transition, the floor was also reduced from 0.75% to 0.63552% on the two outstanding forward-starting interest rate swaps maturing in February 2026. The weighted average interest rate as of December 31, 2025 was approximately 2.23% .

As of December 31, 2025, the Company has two remaining effective cash flow hedges, as shown in the table below:

	Number of Instruments	Current Notional (in whole dollars)
Interest Rate Derivatives:		
Interest Rate Swap Contracts (February 2020 through February 2026)	2	$ 2,500,000,000

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Impact of Interest Rate Derivatives on the Consolidated Financial Statements

The table below presents the fair value of the Company's derivative financial instruments, as well as their classification on the consolidated balance sheets:

	Consolidated Balance Sheet Location	As of December 31, 2025	As of December 31, 2024
Derivatives Designated as Hedging Instruments:			
Interest Rate Swap Contracts—Current Assets	Prepaid expenses and other	$ 5,700	$ 46,300
Interest Rate Swap Contracts—Non-Current Assets	Other assets	$ —	$ 6,500

The Company does not offset the fair value of interest rate swaps in an asset position against the fair value of interest rate swaps in a liability position on the balance sheet. Because all of the Company's interest rate swaps were in an asset position as of December 31, 2025, and 2024, if the Company had presented the fair value of the interest rate swaps on a net basis by counterparty, there would be no change to the consolidated balance sheet as of that date. As of December 31, 2025, the Company has not posted any collateral related to any of the interest rate swap contracts.

The table below presents the effect of the Company's derivative financial instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the years ended December 31, 2025, and 2024:

Derivatives Designated as Cash Flow Hedges	Amount of Gain or (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative	Location of Gain or (Loss) Reclassified from AOCLI into Income	Amount of Gain or (Loss) Reclassified from AOCLI into Income(a)	Total Interest Expense on the Statement of Operations
For the year ended December 31, 2025	$ 4,200	Interest expense	$ 77,300	$ 712,600
For the year ended December 31, 2024	$ 35,700	Interest expense	$ 100,500	$ 725,600
For the year ended December 31, 2023	$ 21,100	Interest expense	$ 94,200	$ 695,800

(a) For the years ended December 31, 2025, 2024, and 2023, the amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income ("AOCLI") into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCLI amounts related to the off market component of the hedges due to the May 2021 reorganization and subsequent modification of the outstanding swaps. For the years ended December 31, 2025, 2024, and 2023, the Company amortized $26.1 million, $25.8 million and $23.3 million, respectively, of a reduction to interest expense on hedging activities from AOCLI based on the aforementioned activity.

During the next twelve months, from December 31, 2025, approximately $10.0 million of net unrealized gain will be reclassified from AOCLI to interest expense (inclusive of the amounts being amortized related to discontinued cash flow hedging relationships).

15. Capital Stock

On January 31, 2022, (the "acquisition date"), Televisa and UH Holdco (together with its wholly owned subsidiary, Univision Communications Inc.) announced the completion of the TelevisaUnivision Transaction.

In connection with the consummation of the TelevisaUnivision Transaction, UH Holdco changed its name to TelevisaUnivision, Inc. and filed a certificate of incorporation providing for the following classes of capital stock:

- 50,000,000 shares of Class A common stock, with a par value of $0.001 per share;
- 50,000,000 shares of Class B common stock, with a par value of $0.001 per share;
- 5,000,000 shares of Class C subordinated common stock, with a par value of $0.001 per share, which were further divided into four subclasses; Class C-1 Subordinated common stock, Class C-2 Subordinated common stock, Class C-3 Subordinated common stock, and Class C-4 Subordinated common stock, and
- 5,000,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock, 750,000 shares were designated as Series B preferred stock, pursuant to a certificate of designation filed on January 31, 2022, and 1,008,640 shares were designated as Series C preferred stock, pursuant to a certificate of designation filed on January 31, 2022), with a par value of $1,000 per share.

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On the TelevisaUnivision Transaction acquisition date, TelevisaUnivision issued the following shares of capital stock: • 3,589,664 shares of Class A common stock to Grupo Televisa, S.A.B. and its affiliates for an aggregate principal amount of $750.0 million; • 750,000 shares of Series B preferred stock to Grupo Televisa and its affiliates for an aggregate principal amount of $852.6 million; • 1,008,014 shares of Series C preferred stock to, among other parties, Forgelight, Google, SoftBank Latin American Fund and The Raine Group for an aggregate principal amount of $1,007.1 million; and • 1,000 shares of Series D preferred stock to Guggenheim Securities, LLC. for an aggregate principal amount of $1.0 million. Immediately following the acquisition date, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock. Description of Common Stock Holders of the Company’s common stock are entitled to the rights, preferences, privileges and limitations summarized below. Voting Rights: Holders of Class A common stock have all voting powers and voting rights, and vote together as a single class, with each share entitled to one vote. Directors will be elected by the stockholders subject to the board designation rights of certain stockholders set forth in the stockholders agreement among certain stockholders of the Company (the “Stockholders Agreement”). Dividend Rights: Except as described below with respect to shares of Class C Subordinated common stock, holders of common stock will share, on a pro rata basis, in any dividend declared by the Company’s board, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock and the approval rights of Class A common stockholders with respect to certain dividends provided for in the Certificate of Incorporation. Each of the sub-classes of the Class C Subordinated common stock is subject to a liquidation preference that is reduced by dividends or distributions paid to holders of the Company’s common stock. The holders of shares of Class A common stock, Class B common stock, and any sub-class of Class C Subordinated common stock whose liquidation preference has been reduced to $0.00 will share, on a pro rata basis, in any dividend declared by the Company’s board. The shares of any sub-class of Class C Subordinated common stock whose liquidation preference has not been reduced to $0.00 will not share in any dividend declared by the Company’s board. Stock Split, Reverse Stock Splits and Stock Dividends: In the event of a subdivision, increase or combination in any manner (by stock split, reverse stock split, stock dividend or other similar manner) of the outstanding shares of any class of common stock, the outstanding shares of the other classes of common stock will be adjusted proportionally, subject to approval rights of Class A common stockholders with respect to certain stock split and reverse stock splits provided for in the Certificate of Incorporation. Conversion Rights: Optional Conversions. The following conversion rights are exercisable at the holder’s option, subject in certain cases to federal stock ownership regulations applicable to U.S. broadcast companies and restrictions set forth in the Certificate of Incorporation and the Stockholders Agreement: • Each share of Class A common stock may be converted at any time into one share of Class B common stock; • Each share of Class B common stock may be converted into one share of Class A common stock; • In the event of any registered public offering, holders of Class C Subordinated common stock shall have the option, but not the obligation, to convert shares of Class C Subordinated common stock into shares of Class A common stock to be sold in such public offering (or shares of Class B common stock if the shares sold are required to be non-voting). Each share of any sub-class of Class C Subordinated common stock converted for such sale shall be converted into a number of shares of Class A common stock or Class B common stock, as applicable, equal to (i) the value of a share of such sub-class of Class C Subordinated stock as determined by a third-party valuation firm as of the time of such public offering, divided by (ii) the offering/sale price of a share of Class A common stock or Class B common stock, as applicable. Mandatory Conversions. The Company may require a holder of Class A common stock to convert its shares of Class A common stock into shares of Class B common stock if such holder does not provide certain information required by the Certificate of 44

Incorporation or if the Company concludes in its sole discretion that such holder’s ownership or exercise of rights of ownership would result in certain events, in each case in relation to the application of federal communications laws. Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of common stock will share, on a pro rata basis, in any distribution of the assets of the Company to the stockholders, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock; provided that holders of shares of Class C Subordinated common stock will share in such distributions only to the extent such shares would share in a dividend, as further described under “—Dividend Rights” above. Preferred Stock: Subject to the consent rights of various parties under the Stockholders Agreement and the Certificate of Incorporation and the rights of the holders of outstanding shares of preferred stock, the Company’s board is authorized to provide for the issuance of preferred stock in one or more series. See Note 12. Related Party Transactions, under the heading “Redeemable Shares.” Series A Preferred Stock In connection with the Stock Purchase Agreement dated February 24, 2020, on December 29, 2020 (Predecessor), UHI authorized and issued 100,000 Series A convertible preferred stock (the “Series A preferred stock”) to Liberty through the Certificate of Designation (“CoD”), each with a stated value of $1,000 (the “Series A Stated Price”), for an aggregate principal amount of $100.0 million. The Series A preferred stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Company. Due to the May 2021 Reorganization, the Series A preferred stock consisting of 100,000 shares in UHI were exchanged for the same number of shares of the same class in UH Holdco that were fair valued at $369.4 million. As a result of the TelevisaUnivision Transaction, Liberty converted its Series A preferred stock into 1,845,293 Class A common stock of TelevisaUnivision. Series B Preferred Stock Voting Rights: Holders of Series B preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis. Dividend Rights: The Series B preferred stock is entitled to preferential cumulative dividends equal to 5.5% per annum. Holders of Series B preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend. Conversion Rights and Anti-Dilution Adjustments: Each share of Series B preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series B preferred stock, the conversion ratio was 4.16 per common share. The conversion price and the securities into which shares of Series B preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations or reclassifications of common stock. Redemption: Redemption By the Company. The Company may redeem each share of Series B preferred stock for cash or conversion into class A common stock, at any time after the later of the fifth anniversary of the issuance date upon the consummation of an initial public offering under certain circumstances. Redemption upon Change of Control. The Company is required to redeem each share of Series B preferred stock prior to the consummation of the change of control for (i) at the election of the holder, per share consideration equal to the Accumulated Stated Value or the consideration such holder would be entitled to receive if the Series B preferred stock were converted into Class A common stock, and (ii) if prior to the fifth anniversary of the issuance date, at the redemption price payable in cash. Redemption upon Liquidation. Each share of Series B preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock. 45

Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series B preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series B preferred stock were convertible immediately prior thereto. Such distribution to the Series B preferred stock will be made prior to any payment to the common stock or other junior stock. As of December 31, 2025, and 2024, the Series B Preferred Stock of $852.6 million is classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet. Series C Preferred Stock In connection with the TelevisaUnivision Transaction, the Company issued 1,000,000 shares of the Series C preferred stock to Forgelight, Google, SoftBank Latin American Fund and The Raine Group, among others. Voting Rights: Holders of Series C preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis. Dividend Rights: Holders of Series C preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend. Conversion Rights and Anti-Dilution Adjustments: Each share of Series C preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series C preferred stock, the conversion ratio was 4.7862 per common share. The conversion price and the securities into which shares of Series C preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations, or reclassifications of common stock. Redemption: Redemption By the Company. The Company may redeem each share of Series C preferred stock at any time after the later of the fifth anniversary of the issuance date upon the consummation of an initial public offering under certain circumstances. Redemption upon Change of Control. The Company is required to redeem each share of Series C preferred stock prior to the consummation of the change of control for (i) at the election of the holder, per share consideration equal to the Accumulated Stated Value or the consideration such holder would be entitled to receive if the Series C preferred stock were converted into Class A common stock, and (ii) if prior to the fifth anniversary of the issuance date, at the redemption price payable in cash. Redemption upon Liquidation. Each share of Series C preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock. Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series C preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series C preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series C preferred stock were convertible immediately prior thereto. Such distribution to the Series C preferred stock will be made prior to any payment to the common stock or other junior stock. As of December 31, 2025, and 2024, the Series C Preferred Stock of $1,007.1 million is classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet. Treasury Stock In November 2022, the Company repurchased 128,004 shares of its Class A common stock and designated them as treasury stock. As of December 31, 2025, and 2024, the Company had 128,004 treasury stock of its Class A common stock. 46

16. Accumulated Other Comprehensive (Loss) Income

The Company's other comprehensive (loss) income includes foreign currency translation adjustments, unrealized gain (loss) on hedging activities and the amortization of unrealized (gain) loss on hedging activities, pension and post-retirement benefits. The following tables present the changes in accumulated other comprehensive (loss) income by component for the years ended December 31, 2025, 2024, and 2023. All amounts are net of tax.

	Gains and (Losses) on Hedging Activities	Unrealized Gain (Loss) on Pension Activities	Currency Translation Adjustment	Total
Balance as of December 31, 2022	$ 164,100	$ 7,800	$ 313,600	$ 485,500
Other comprehensive loss before reclassifications	(37,200)	—	—	(37,200)
Amounts reclassified from accumulated other comprehensive income	(17,400)	—	—	(17,400)
Unrealized loss on pension activities, net of taxes	—	(9,100)	—	(9,100)
Amortization of unrealized gain on pension activities, net of taxes	—	(1,300)	—	(1,300)
Currency translation adjustments	—	—	605,300	605,300
Net other comprehensive income	(54,600)	(10,400)	605,300	540,300
Balance as of December 31, 2023	$ 109,500	$ (2,600)	$ 918,900	$1,025,800
Other comprehensive loss before reclassifications	(29,200)	—	—	(29,200)
Amounts reclassified from accumulated other comprehensive income	(19,400)	—	—	(19,400)
Unrealized loss on pension activities, net of taxes	—	(6,600)	—	(6,600)
Amortization of unrealized gain on pension activities, net of taxes	—	(1,800)	—	(1,800)
Currency translation adjustments	—	—	(823,200)	(823,200)
Net other comprehensive income	(48,600)	(8,400)	(823,200)	(880,200)
Balance as of December 31, 2024	$ 60,900	$ (11,000)	$ 95,700	$ 145,600
Other comprehensive loss before reclassifications	(35,400)	—	—	(35,400)
Amounts reclassified from accumulated other comprehensive income	(19,700)	—	—	(19,700)
Unrealized loss on pension activities	—	2,200	—	2,200
Amortization of unrealized gain on pension activities, net of taxes	—	(800)	—	(800)
Currency translation adjustments	—	—	523,800	523,800
Net other comprehensive loss	(55,100)	1,400	523,800	470,100
Balance as of December 31, 2025	$ 5,800	$ (9,600)	$ 619,500	$ 615,700

For the years ended December 31, 2025, 2024, and 2023, unrealized gain on hedging activities is primarily due to the change in one-month SOFR rates for interest rate swaps. Amounts reclassified from accumulated other comprehensive income related to hedging activities are recorded to interest expense. See Note 14. *Interest Rate Swaps* for further information related to amounts reclassified from accumulated other comprehensive income.

47

17. Income Taxes

The (benefit) provision for income tax for the years ended December 31, 2025, 2024, and 2023, comprised the following charges and (benefits):

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 61,000	$ 96,300	$ 75,600
State	12,300	2,300	(8,000)
Foreign	60,100	4,000	47,700
Total current income tax expense	$ 133,400	$ 102,600	$ 115,300
Deferred:			
Federal	$ (67,100)	$ (192,500)	$ (64,600)
State	1,500	(55,500)	(27,300)
Foreign	(73,800)	(12,400)	10,100
Total deferred income tax benefit	(139,400)	(260,400)	(81,800)
Income tax (benefit) expense	$ (6,000)	$ (157,800)	$ 33,500

For the years ended December 31, 2025, 2024, and 2023, a reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2025	2024	2023
Federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	(26.6)	6.5	4.5
Effect of international operations	19.6	0.9	(0.5)
Valuation allowance	(153.8)	(14.7)	2.2
Equity based compensation	(3.0)	(1.9)	(2.5)
Foreign rate differential	(22.2)	1.9	2.7
Base erosion tax	(51.8)	(1.2)	2.4
Inflationary Adjustment	(19.4)	(0.8)	(1.9)
Goodwill impairment	—	—	(22.9)
Puerto Rico disposition	—	(17.6)	(8.2)
Tax basis step-up	—	29.9	—
Prior period adjustment	232.0	2.5	(0.3)
Other	18.4	(7.4)	(0.6)
Total effective tax rate	14.2%	19.1%	(4.1)%

As a result of the TelevisaUnivision Transaction, the Company's international operations that are subject to local income taxes has increased significantly. The acquired entities operate in territories where the statutory rate is in excess of the 21% U.S. federal statutory rate. With the exception of certain licenses and other assets acquired directly by the Company, the TelevisaUnivision Transaction was a non-taxable business combination resulting in goodwill that is not tax deductible.

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The Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows: December 31, 2025 2024 Deferred tax assets: Tax loss carry-forwards .......................................................................................................................... $ 102,800 $ 112,800 Investments related ................................................................................................................................ 57,900 46,700 Interest..................................................................................................................................................... 161,000 142,300 Tax credits............................................................................................................................................... 123,400 92,900 Compensation related costs..................................................................................................................... 69,800 63,500 Lease liability.......................................................................................................................................... 167,400 141,100 Debt related............................................................................................................................................. 12,200 14,300 Deferred revenue..................................................................................................................................... 99,600 132,600 Programming Rights............................................................................................................................... 133,400 52,200 Other ....................................................................................................................................................... 10,300 50,000 Valuation allowance................................................................................................................................ (584,800) (506,000) Total deferred tax assets.......................................................................................................................... 353,000 342,400 Deferred tax liabilities: Property, equipment and intangible assets.............................................................................................. (333,000) (457,000) Right-of-use asset.................................................................................................................................... (157,500) (145,400) Accrued Liabilities (13,200) (48,600) Other ....................................................................................................................................................... (2,500) (21,000) Total deferred tax liability....................................................................................................................... (506,200) (672,000) Net deferred tax liability............................................................................................................................. $ (153,200) $ (329,600) At December 31, 2025, the Company had State net operating loss carryforwards of $283.0 million and no U.S. Federal net operating loss carryforwards. The Company have $303.5 million of foreign tax losses in various international jurisdictions, primarily related to jurisdictions with an indefinite carryforward period. In addition, the Company have $30.6 million of U.S. foreign tax credits and $92.7 million of various U.S. State credit carryforwards at December 31, 2025. The utilization of these carryforwards as an available offset to future taxable income is subject to limitations under U.S. and foreign income tax laws. These carryforwards begin to expire in fiscal year 2029. At December 31, 2024, the Company had state-level net operating loss carryforwards of $296.4 million and no U.S. federal net operating loss carryforwards. We have $287.0 million of foreign tax losses in various international jurisdictions, primarily related to jurisdictions with an indefinite carryforward period. In addition, we have $20.1 million of U.S. foreign tax credits and $72.8 million of various U.S. state-level credit carryforwards at December 31, 2024. The utilization of these carryforwards as an available offset to future taxable income is subject to limitations under U.S. and foreign income tax laws. These carryforwards begin to expire in fiscal year 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. At December 31, 2025 and 2024, the Company maintained a valuation allowance in the amount of $584.8 million and $506.1 million, respectively. These valuation allowances were primarily comprised of foreign net operating loss carryforwards and tax credits, as it is more likely than not that the benefits of these deductible differences will not be realized. The $78.7 million increase to the valuation allowance, primarily driven by the increase in the foreign net operating loss carryforwards and state tax credit carryforwards for which a valuation allowance is required. 49

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2022	$	33,000
Addition based on tax positions related to current year		4,200
Decrease for tax position of prior years		(2,600)
Lapse in statute of limitations		(18,400)
Balance at December 31, 2023	$	16,200
Addition based on tax positions related to current year		5,900
Addition for tax position of prior years		4,500
Lapse in statute of limitations		(3,000)
Balance at December 31, 2024	$	23,600
Addition based on tax positions related to current year		4,200
Reduction for tax position of prior years		(3,100)
Lapse in statute of limitations		(1,600)
Balance at December 31, 2025	$	23,100

For the years ended December 31, 2025, 2024, and 2023, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $18.2 million, $18.7 million, $13.4 million in the aggregate respectively. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. The Company had approximately $10.2 million and $6.1 million of accrued interest and penalties related to uncertain tax positions as of December 31, 2025 and December 31, 2024, respectively. The Company recognized interest and penalties of $2.3 million, $0.9 million, and $7.2 million related to uncertain tax positions for the years ended December 31, 2025, 2024, and 2023, respectively. It is reasonably possible that certain income tax examinations may be concluded, or statutes of limitation may lapse, during the next twelve months, which could result in a decrease in unrecognized tax benefits of approximately $18.2 million that would, if recognized, impact the effective tax rate.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The Company assessed these provisions and reflected cash tax benefits in 2025 primarily related to the deductibility of interest expense, the deduction of previously capitalized IRC Section 174 expenses, and enhanced accelerated depreciation deductions. Any impacts to the Company's financial statement effective tax rate were immaterial.

The Company and its subsidiaries file income tax returns with the IRS and various state and international jurisdictions. The Company files a consolidated federal income tax return for U.S. purposes and has substantially concluded all U.S. federal income tax matters for years through 2021. Tax authorities are also conducting examinations of Company subsidiaries in various international and state and local jurisdictions. The Company has concluded substantially all income tax matters for all major jurisdictions through 2017.

18. Share-Based Compensation

On December 1, 2010, UHI established the 2010 Equity Incentive Plan (the "2010 Plan"), which replaced the amended and restated 2007 Equity Incentive Plan (the "2007 Plan"). The 2010 Plan expired on January 2, 2021. On June 16, 2021, UH Holdco established the 2021 Equity Incentive Plan (the "2021 Plan"). The 2010 Plan reflected the recapitalization of UHI and Broadcast Holdings whereby the original Class A common stock and Class L common stock of UHI and shares of Preferred Stock of Broadcast Holdings were converted to new classes of stock of UHI. Shares and strike prices for awards made under the 2007 Plan were converted to reflect such capital structure.

Both the 2021 Plan and 2010 Plan were adopted to attract, retain and motivate officers and employees of, consultants to, and non-employee directors. Under the 2021 Plan, the maximum number of shares that may be issued pursuant to awards made under the plan is 2,350,000 shares of all classes of stock. The Committee or Board of Directors, as applicable, may grant options, stock appreciation rights, restricted stock, restricted stock units, performance stock units or other stock-based awards. Awards may also be made under the 2021 Plan, in the Board of Directors or Committee's sole discretion, in assumption of, or substitution for, outstanding awards previously granted by UH Holdco or an affiliate or a company acquired by UH Holdco or an affiliate or a company with which UH Holdco combines. Upon the exercise of a stock option award or the vesting of a restricted stock unit, shares of UH Holdco common stock are issued from authorized but unissued shares.

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The exercise price of stock options granted pursuant to the 2021 Plan and 2010 Plan may not be less than 100% of the fair market value of UH Holdco’s common stock on the date of grant. No non-qualified stock option or stock appreciation right award will be exercisable after ten years from the date granted. The number of shares subject to an award, the consequences of a participant’s termination of service with UH Holdco or any subsidiary or affiliate, and the dates and events on which all or any portion of an award shall be vested and non-forfeitable is set out in an individual award agreement. The Company’s share-based compensation pre-tax expense is recorded within direct operating and selling, general and administrative expenses in the consolidated statement of operations: Year Ended December 31, 2025 2024 2023 Employee share-based compensation.............................................................................. $ 14,700 $ 86,700 $ 87,800 The total income tax benefit for share-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023, were $2.3 million, $4.3 million, and $4.3 million, respectively. Stock Options A summary of stock options as of December 31, 2025, and the changes during the year then ended is presented below: Stock Options Weighted Average Exercise Price Weighted Average Remaining Contractual Term (years) Aggregate Intrinsic Value (thousands) Outstanding at December 31, 2024 ................................... 1,109,188 $ 211.67 5.4 $ — Granted .............................................................................. 42,000 208.93 Exercised ........................................................................... — — Forfeited, canceled, or expired .......................................... (549,916) 208.58 Outstanding at December 31, 2025 ................................... 601,272 $ 214.31 4.6 $ — Exercisable at December 31, 2025 .................................... 568,633 $ 212.19 4.4 $ — The weighted-average grant-date fair value of options granted during the years ended December 31, 2025, 2024, and 2023, was $58.02, $63.24, and $50.58, respectively. The majority of the Company’s stock options are time-based and vest over periods of between three and five years. The fair value of options vested during the years ended December 31, 2025, 2024, and 2023, was $129.20, $137.64, and $162.65, respectively. The total intrinsic value of options outstanding during the years ended December 31, 2025, 2024, and 2023, was zero, zero, and $0.5 million. Total unrecognized compensation cost related to unvested stock options that will vest upon satisfaction of service conditions as of December 31, 2025, was $2.9 million, which is expected to be recognized over a weighted-average period of 2.8 years. Restricted Stock Units The following table presents the changes in the number of restricted stock unit awards during the year ended December 31, 2025: Restricted Stock Unit Awards Weighted Average Grant-date Fair Value Outstanding at December 31, 2024............................................................................................ 280,889 $ 164.41 Granted....................................................................................................................................... 13,700 116.99 Vested......................................................................................................................................... (281,318) 109.25 Surrendered/Canceled ................................................................................................................ — — Outstanding at December 31, 2025............................................................................................ 13,271 $ 119.34 51

The restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of restricted stock units awarded to employees is measured at the estimated intrinsic value at the grant date. The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2025, 2024, and 2023, was $129.20, $130.12, and $130.49, respectively. The total fair value of shares vested during the years ended December 31, 2025, 2024, and 2023, was $36.3 million, $76.6 million, and $44.3 million, respectively. Total unrecognized compensation cost related to unvested restricted stock awards that will vest upon satisfaction of service conditions as of December 31, 2025, was $1.3 million, which is expected to be recognized over a weighted-average period of 2.8 years.

Performance Stock Units

The following table presents the changes in the number of performance stock unit awards during the year ended December 31, 2025:

	Performance Stock Unit Awards	Weighted Average Grant-date Fair Value
Outstanding at December 31, 2024	88,501	$ 130.12
Granted	16,800	109.25
Vested	—	—
Surrendered/Canceled	—	—
Outstanding at December 31, 2025	105,301	$ 126.79

The performance stock unit awards vest over periods of between three and four years from the date of grant and when the applicable performance metrics have been met. Total unrecognized compensation cost related to unvested performance stock units that will vest upon satisfaction of service and performance conditions as of December 31, 2025, was $7.9 million, which is expected to be recognized over a weighted-average period of 2.0 years.

19. Employee Benefits

The Company has a pension and seniority premium (post-retirement benefits) obligations relating to the defined benefit plan for its Mexican employees. The Company also has a legal indemnity, per the Mexican Labor Law, that covers employees in Mexico who are dismissed unjustifiably and entitles such employees to three months of salary, plus 20 days of salary per year of service.

Pension Plan and Seniority Premium Plan

The defined benefit retirement pension plan and seniority premium plan (the "Retirement Plans") covers Mexican based employees. Under the provisions of the Mexican Labor Law, seniority premiums plans are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. After retirement age, employees are no longer eligible for seniority premiums plans.

The actuarial assumptions to determine the present value of defined benefit obligations and the net periodic pension costs for the defined benefit obligations are as follows:

	December 31,	
	2025	2024
Discount rate	9.30%	10.49%
Salary increase	5.25%	5.25%
Inflation rate	3.75%	3.75%
Expected return on plan assets	9.30%	10.39%

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The components of net periodic cost of the Retirement Plans for the years ended December 31, 2025, 2024, and 2023, other than the service costs component, are included in "Other, net" within the consolidated statement of operations, consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
Retirement Plans			
Service cost	$ 4,100	$ 4,300	$ 4,300
Interest cost	7,800	8,200	9,300
Expected return on plan assets	(1,600)	(2,300)	(2,200)
Actuarial loss (gain) - amortization	1,500	4,600	(1,400)
Prior service cost	1,200	100	—
Curtailment gain	(300)	(700)	—
Net periodic cost	$ 12,700	$ 14,200	$ 10,000

The Company's defined benefit obligations, plan assets, and the funded status balances of the retirement pension plans are as follows:

	December 31,	
	2025	2024
Change in benefit obligations:		
Benefit obligation, beginning of the year	$ (73,500)	$ (96,600)
Service cost	(4,100)	(4,300)
Interest cost	(7,800)	(8,200)
Benefits paid	11,000	15,200
Actuarial loss	(5,600)	(100)
Foreign currency translation (loss) gain	(12,000)	20,500
Benefit obligation, end of the year	$ (92,000)	$ (73,500)
Change in plan assets:		
Fair value of plan assets, beginning of the year	$ 17,600	$ 29,400
Return on plan assets	1,800	1,800
Actuarial loss	(4,300)	(3,900)
Benefits paid	(2,900)	(5,100)
Foreign currency exchange translation (loss) gain	2,400	(4,600)
Fair value of plan assets, end of the year	$ 14,600	$ 17,600
Under funded status, end of the year	$ (77,400)	$ (55,900)

The net unfunded retirement pension plans balance is recorded in the "Other long-term liabilities" within the Company's consolidated balance sheet.

Plan Assets - Pension and Seniority Premium

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated "AA" or "AAA" by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions.

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The weighted average asset allocation by asset category was as follows:

	December 31,	
	2025	2024
Equity securities	29%	23%
Fixed rate instruments	71%	77%
Total	100%	100%

The weighted average expected long-term rate of return of plan assets was 7.53% as of December 31, 2025. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with the above investments.

The plan assets are measured at fair value annually. The Company plan assets in the aggregate amount of $14.6 million as of December 31, 2025 includes primarily investments in equity securities and mutual funds (fixed rate instruments). Investments in equity securities, are measured at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds consist of fixed rate instruments and are measured at the net asset value provided by the administrator of the fund. The plan assets return for $1.8 million for the year ended December 31, 2025.

The weighted average durations of the defined benefit plans were as follows:

	December 31,	
	2025	2024
Pensions	11.05 years	9.8 years
Seniority Premiums	10.38 years	9.3 years

Pension and Seniority Premium - Expected Benefit Payments

The following table presents the estimated future benefit payments expected to be paid out from the retirement pension plans over the next ten years:

Year	Amount
2026	$ 14,200
2027	11,600
2028	13,500
2029	14,200
2030	13,900
Thereafter	62,000

Legal Indemnity

The components of net periodic cost of the legal indemnity for the years ended December 31, 2025, 2024, and 2023, other than the service costs component, are included in Other, net within the consolidated statement of operations and consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
Legal Indemnity			
Service cost	$ 5,900	$ 6,400	$ 5,700
Interest cost	8,800	9,100	11,100
Actuarial loss (gain) - amortization	(3,700)	7,600	(400)
Prior service cost	2,600	1,800	—
Curtailment gain	(1,700)	(6,600)	—
Net periodic cost	$ 11,900	$ 18,300	$ 16,400

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The Company's unfunded legal indemnity obligation associated with post-employment benefits, is presented as follows:

	December 31, 2025	December 31, 2024
Change in benefit obligations:		
Benefit obligation, beginning of the year	$ (81,400)	$ (100,700)
Service cost	(5,900)	(6,400)
Interest cost	(8,800)	(9,100)
Benefits paid	3,700	4,300
Actuarial gain	3,700	11,500
Foreign currency translation (loss) gain	(13,400)	19,000
Benefit obligation, end of the year	$ (102,100)	$ (81,400)

The legal indemnity obligation is recorded in the "Other long-term liabilities" within the Company's consolidated balance sheet.

Legal Indemnity - Expected Benefit Payments

The following table presents the estimated future benefit payments expected to be paid out from the legal indemnity over the next ten years:

Year	Amount
2026	$ 12,700
2027	13,800
2028	14,000
2029	15,300
2030	14,800
Thereafter	70,800

Other Employee Benefits

UCI has a 401(k) retirement savings plan (the "401(k) Plan") covering all eligible employees over the age of 21. The 401(k) Plan allows the employees to defer a portion of their annual compensation, and UCI may match a portion of the employees' contributions generally after the first day of service. UCI matches 100% of the first 3% of eligible employee compensation that was contributed to the 401(k) Plan. For the years ended December 31, 2025, 2024, and 2023, UCI recognized expense for matching cash contributions of $28.0 million, $28.4 million and $26.6 million, respectively.

20. Contingencies and Commitments

Contingencies

The Company maintains insurance coverage for various risks, where deemed appropriate by management, at rates and terms that management considers reasonable. The Company has deductibles for various risks, including those associated with windstorm and earthquake damage. The Company self-insures its employee medical benefits and its media errors and omissions exposures. In management's opinion, the potential exposure in future periods, if uninsured losses were to be incurred, should not be material to the consolidated financial position or results of operations.

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which the Company operates.

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The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that the Company deems to be probable and estimable. The Company believes the immaterial amounts accrued in its financial statements are sufficient to cover all probable liabilities. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss, no accruals for such contingencies is made and no loss or range of loss is disclosed. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the Company’s financial condition or result of operations. Commitments In the normal course of business, UCI enters into multi-year contracts for programming content, sports rights, research and other service arrangements and in connection with joint ventures. The following is a schedule by year of future minimum payments under programming and other non-lease related contracts as of December 31, 2025: Year Programming and Other (a) 2026.......................................................................................................................................................................... 1,015,500 2027.......................................................................................................................................................................... 720,700 2028.......................................................................................................................................................................... 693,000 2029.......................................................................................................................................................................... 370,100 2030.......................................................................................................................................................................... 131,800 Thereafter................................................................................................................................................................. 152,100 Total minimum payments...................................................................................................................................... $ 3,083,200 (a) Commitments other than programming related are associated with research tools, information technology and other contractual obligations. 21. Subsequent Events On February 27, 2026, the Company entered into three forward-starting interest rate swaps that converted the interest payable on $1.25 billion of variable rate debt into fixed rate debt, at a weighted-average rate of 3.31% and mature on February 28, 2029. 22. International Financial Reporting Standards The consolidated financial statements of TelevisaUnivision are prepared in accordance with GAAP which differs in certain respects from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Below are the IFRS differences, exclusive of differences that pertain solely to disclosure, that existed as of and for the years ended December 31, 2025 and for each applicable period presented as described below. a.Share-Based Payments Under GAAP, the Company accounts for share-based payment awards that vest in installments based on service conditions on a straight-line basis. In addition, deferred tax assets for awards that are expected to result in a future tax deduction are calculated based on the cumulative GAAP expense recognized. Under IFRS 2, Share-based payment, as amended, compensation expense associated with share-based payment awards is accounted for using the accelerated method (straight-line basis over the requisite service period for each separately vesting portion of the award). Deferred tax assets are calculated based on the estimated tax deduction determined at each reporting date under applicable tax law. 56

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$ 2,208,100	$ (100)	$ 2,208,000	$ 2,203,400	$ (2,700)	$ 2,200,700
Selling, general and administrative expenses	1,431,300	(4,300)	1,427,000	1,544,200	(49,700)	1,494,500
Benefit for income taxes	(6,000)	4,300	(1,700)	(157,800)	12,100	(145,700)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Direct operating expenses	1,914,900	$ (600)	$ 1,914,300
Selling, general and administrative expenses	1,496,100	(11,900)	1,484,200
Provision for income taxes	33,500	10,800	44,300

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill [1]	$ 5,797,100	$ 18,100	$ 5,815,200	$ 5,528,600	$ 18,100	$ 5,546,700
Deferred tax assets	217,200	11,100	228,300	154,100	8,900	163,000
Deferred tax liabilities, net	370,400	71,100	441,500	483,700	64,600	548,300
Additional paid-in capital	3,569,300	(5,700)	3,563,600	3,508,200	(1,300)	3,506,900
Accumulated deficit	(2,378,100)	(36,200)	(2,414,300)	(2,341,800)	(36,300)	(2,378,100)

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to share based payments at the time of the Company's reorganization that occurred on May 18, 2021.

b. Deferred Financing Costs

The Company had the following 2025 debt refinance transactions (See Note 13. *Debt)*:

- On September 26, 2025, UCI amended its accounts receivable sale facility (as amended, the "Facility"), which, among other things, (i) extended the expiration date of the Facility from October 5, 2026 to September 26, 2029, and (ii) lowered the interest rate on the borrowings under the Facility to SOFR plus a margin of 1.25% per annum. Interest is paid monthly on the Facility. The Facility has a $100.0 million term component and a $300.0 million revolving component that are subject to the availability of qualifying receivables.

- On July 25, 2025, UCI entered into an amendment of its 2007 Credit Agreement, pursuant to which $763.5 million aggregate principal amount of term loans under the Term Loan A Facility was converted into a new tranche of senior secured term loans under the 2007 Credit Agreement (the "July 2025 Term Loan A Facility"). UCI concurrently utilized the proceeds of the July 2025 Term Loan A Facility, together with cash from the balance sheet, to prepay in full the Term Loan A Facility maturing in 2027.

- On July 25, 2025, UCI also amended its 2007 Credit Agreement to, among other things, extend the maturity date of an aggregate principal amount of $500.2 million in revolving credit commitments, to mature in July 25, 2030 (subject to the Springing Maturity Date (as defined below)).

- On July 22, 2025, UCI issued $1,500.0 million aggregate principal amount of 9.375% senior notes due August 1, 2032 (the "2032 senior notes"). The 2032 senior notes were priced at par. UCI used the proceeds to redeem the 6.625% senior notes due 2027.

Under GAAP, UCI capitalized $29.4 million related to third party costs incurred for the 2025 debt refinance transactions and such costs are expensed over the respective debt maturity term. Under IFRS, following IFRS 9, these third-party costs are expensed as incurred.

The Company had the following 2024 debt refinance transactions (See Note 13. *Debt)*:

- On October 7, 2024, the Company issued an additional $755.0 million aggregate principal amount of its existing 8.500% senior notes due July 31, 2031 (the "additional 2031 senior notes"). The additional 2031 senior notes were issued under the

57

same indenture governing the 2031 senior notes, have the same terms as the 2031 senior notes and are treated as a single series with the 2031 senior notes. The additional 2031 senior notes were priced at par. The Company concurrently used the proceeds to redeem all of the remaining outstanding 2026 term loans due March 15, 2026.

- On September 16, 2024, UCI used proceeds from its Tower Assets Sale to make a $150.0 million partial repayment of the 2026 term loans.
- On June 7, 2024, UCI issued $500.0 million aggregate principal amount of its 8.500% senior notes due July 31, 2031 (the "2031 senior notes"). UCI used the proceeds to make a $500.0 million partial repayment of the 2026 term loans.
- On June 6, 2024, UCI entered into an amendment to its 2007 Credit Agreement, pursuant to which $500.0 million aggregate principal amounts of its 2026 term loans was converted into a new tranche made up of a bank senior secured term loan facility maturing in 2029 (the "2029 new term loans"). UCI utilized the proceeds of the 2029 new term loans to make a $500.0 million partial repayment of the 2026 term loans.
- On January 22, 2024, UCI issued an additional $240.7 million of its existing 8.000% senior notes due August 15, 2028 (the "January 2028 senior notes"). The January 2028 senior notes were issued under the same indenture governing the initial 2028 senior notes (as defined, see Note 13. Debt), have the same terms as the initial 2028 senior notes and are treated as a single series with the 2028 senior notes. The January 2028 senior notes were priced at 101.000%. UCI used the proceeds to redeem all the outstanding 5.125% senior notes due 2025.
- On January 4, 2024, UCI issued senior secured debt of $100.0 million, bank senior secured term loan A facility maturing in 2027 and utilized the proceeds to make a $100.0 million partial redemption of the 5.125% senior notes due 2025.

Under GAAP, UCI capitalized $18.1 million related to third party costs incurred for the 2024 debt refinance transactions and such costs are expensed over the respective debt maturity term. Under IFRS, in accordance with IFRS 9, these third-party costs are expensed as incurred.

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Interest expense	$ 712,600	$ 18,800	$ 731,400	$ 725,600	$ (8,200)	$ 717,400
(Gain) loss on refinancing of debt	(31,700)	—	(31,700)	9,400	18,100	27,500
Benefit for income taxes	(6,000)	(4,800)	(10,800)	(157,800)	(2,400)	(160,200)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Interest expense	$ 695,800	$ (2,600)	$ 693,200
(Gain) loss on refinancing of debt	(6,900)	19,700	12,800
Provision for income taxes	33,500	(4,400)	29,100

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill [1]	$ 5,797,100	$ 3,800	$ 5,800,900	$ 5,528,600	$ 3,800	$ 5,532,400
Long-term debt and finance lease obligations	9,254,200	59,300	9,313,500	9,329,900	40,500	9,370,400
Deferred tax liabilities, net	370,400	(11,300)	359,100	483,700	(6,400)	477,300
Accumulated deficit	(2,378,100)	(44,200)	(2,422,300)	(2,341,800)	(30,300)	(2,372,100)

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to deferred financing costs at the time of the Company's reorganization that occurred on May 18, 2021.

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c. Leases

The Company records its operating leases and associated liabilities on its consolidated balance sheet. GAAP preserves the distinction between operating and finance leases whereas under IFRS all leases except as it relates to short-term or low value leases, are recognized as finance leases.

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$ 2,208,100	$ 700	$ 2,208,800	$ 2,203,400	$ (10,800)	$ 2,192,600
Selling, general and administrated expenses	1,431,300	(3,500)	1,427,800	1,544,200	(900)	1,543,300
Finance expense	—	11,100	11,100	—	9,100	9,100
Benefit for income taxes	(6,000)	(2,100)	(8,100)	(157,800)	700	(157,100)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Direct operating expenses	$ 1,914,900	$ (3,500)	$ 1,911,400
Selling, general and administrated expenses	1,496,100	(3,100)	1,493,000
Finance expense	—	10,000	10,000
(Benefit) provision for income taxes	33,500	(900)	32,600

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill [1]	$ 5,797,100	$ (6,800)	$ 5,790,300	$ 5,528,600	$ (6,800)	$ 5,521,800
Operating right-of-use assets	166,400	(17,700)	148,700	162,200	(9,400)	152,800
Deferred tax assets	217,200	11,300	228,500	154,100	9,200	163,300
Accumulated deficit	(2,378,100)	(13,200)	(2,391,300)	(2,341,800)	(7,000)	(2,348,800)

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to leases at the time of the Company's reorganization that occurred on May 18, 2021.

d. Program Rights Impairment

Under GAAP, program rights are tested for impairment on a stand-alone basis and impaired if the book value exceeds the fair value due to diminished forecasted profitability. Under IAS 36, Impairment of Assets, program rights are tested for impairment as a part of their associated cash-generating unit ("CGU" defined as the smallest identifiable group of assets that generates cash inflows independently of other assets or groups of assets) and no impairment is recognized if the associated CGU is not impaired, or if the CGU is impaired, until any associated goodwill is fully impaired. Under both GAAP and IFRS, cancelled program rights are not actively marketed for linear broadcasting or digital streaming as these are considered substantively obsolete and fully impaired.

59

The following summarizes the adjustments related to the statement of operations and balance sheet accounts for the periods presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$ 2,208,100	$ (5,000)	$ 2,203,100	$ 2,203,400	$ 5,800	$ 2,209,200
Benefit for income taxes	(6,000)	1,300	(4,700)	(157,800)	(1,500)	(159,300)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Direct operating expenses	$ 1,914,900	$ 5,400	$ 1,920,300
Impairment loss	1,011,800	(6,500)	1,005,300
Provision for income taxes	33,500	300	33,800

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Current portion of program rights and prepayments, net	$ 345,000	$ 9,600	$ 354,600	$ 122,700	$ 4,600	$ 127,300
Goodwill [1]	5,797,100	14,800	5,811,900	5,528,600	14,800	5,543,400
Deferred tax liabilities, net	370,400	17,500	387,900	483,700	16,200	499,900
Accumulated deficit	(2,378,100)	6,900	(2,371,200)	(2,341,800)	3,200	(2,338,600)

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to program rights and prepayments at the time of the Company's reorganization that occurred on May 18, 2021.

e. Media Networks CGU Impairments

Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level (if possible) or asset group and goodwill is allocated to the reporting unit. Under IFRS, the Company tests such assets for impairment at an individual asset level (whenever possible) or the CGU level, and goodwill is allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment.

During the year ended December 31, 2025, under GAAP the Company recorded an impairment of $30.0 million primarily related to Tradename. Under IFRS, the Company performed an impairment analysis at the CGU level and no impairment was recorded. As a result the impairment charge recorded under GAAP was reversed.

During the year ended December 31, 2024, under GAAP the Company recorded FCC Television license impairment of $534.2 million, MSO relationships of $333.1 million, and Tradename impairment of $32.9 million. Under IFRS, the Company recorded an impairment of $333.1 million relating to the Mexico MSO relationship as result of non-renewal of a significant distribution contract. Further, Under IFRS, the Company performed an impairment analysis at the CGU level and no impairment was recorded. As a result the FCC Television license and Tradenames impairment charges recorded under GAAP were reversed.

During the year ended December 31, 2023, under GAAP the Company recorded Goodwill impairment of $778.7 million, FCC Television license impairment of $211.1 million, and Tradename impairment of $4.6 million. Under IFRS, the Company performed an impairment analysis at the CGU level and recorded an impairment of $734.9 million that was allocated in its entirety to Goodwill as IFRS requires that if a CGU is impaired that impairment is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset. As a result the FCC Television license and Tradenames impairment charges recorded under GAAP were reversed.

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The following summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Impairment loss	$ 30,000	$ (30,000)	$ —	$ 900,200	$ (567,100)	$ 333,100
Benefit for income taxes	(6,000)	7,600	1,600	(157,800)	141,800	(16,000)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Impairment loss	$ 1,011,800	$ (259,500)	$ 752,300
Provision for income taxes	33,500	55,500	89,000

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Intangible assets, net	$ 4,496,300	$ 956,500	$ 5,452,800	$ 4,678,800	$ 926,500	$ 5,605,300
Goodwill [1]	5,797,100	68,200	5,865,300	5,528,600	68,200	5,596,800
Deferred tax liabilities, net	370,400	241,900	612,300	483,700	234,300	718,000
Accumulated deficit	(2,378,100)	782,800	(1,595,300)	(2,341,800)	760,400	(1,581,400)

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to indefinite lived assets within the media networks cash generating unit at the time of the Company's reorganization that occurred on May 18, 2021.

f. Radio CGU Impairment

Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level (if possible) or asset group and goodwill is allocated to the reportable unit. Under IFRS, the Company tests such assets for impairment at at an individual asset level (whenever possible) or the CGU level and goodwill is allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment.

The following summarizes the adjustments related to the balance sheet for each applicable period presented.

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill [1]	$ 5,797,100	$ 25,000	$ 5,822,100	$ 5,528,600	$ 25,000	$ 5,553,600
Deferred tax liabilities, net	370,400	25,000	395,400	483,700	25,000	508,700

[1] Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to indefinite lived assets within the radio cash generating unit at the time of the Company's reorganization that occurred on May 18, 2021.

g. Preferred Shares

Under GAAP, the Convertible Preferred Shares are classified as temporary equity and presented as Redeemable Convertible Shares within the consolidated balance sheet. Under IFRS, the Convertible Preferred Shares discussed below are accounted as a convertible financial instrument with an embedded derivative liability in accordance with IFRS 9. Under IFRS, the bifurcated derivative liability of the Convertible Preferred Shares is mark-to-market at each reporting period, with corresponding changes going through Finance expense or income.

Series B Preferred Shares - On January 31, 2022, the Company authorized and issued 750,000 Series B cumulative convertible Preferred Shares to Grupo Televisa, which were recorded at fair value of $852.6 million, pursuant to the TelevisaUnivision Transaction. The Company recorded a mark-to-market adjustment to finance expense of $40.8 million to increase the amount of the recorded bifurcated derivative liability component under IFRS for the year ended December 31, 2025. The Company recorded a mark-to-market adjustment to finance income of $70.3 million and $31.8 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the years ended December 31, 2024, and 2023, respectively. The Company paid Series B preferred stock dividends of $41.3 million, $41.3 million and $41.3 million which are recorded as interest expense under IFRS for

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each of the years ended December 31, 2025, 2024 and 2023, respectively. This stock dividend was recorded as a reduction of shareholders' equity under GAAP.

Series C Preferred Shares - On January 31, 2022, the Company authorized 1,008,640 and issued 1,008,014 Series C convertible Preferred Shares to Soft Bank, Google, ForgeLight, Raine Group, and Other for $1,007.1 million, issued to finance the TelevisaUnivision Transaction. The Company recorded a mark-to-market adjustment to finance expense of $71.4 million to increase the amount of the recorded bifurcated derivative liability component under IFRS for the year ended December 31, 2025. The Company recorded a mark-to-market adjustment to finance income of $120.7 million and $48.7 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the years ended December 31, 2024, and 2023, respectively.

The following tables summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Interest expense	$ 712,600	$ 153,500	$ 866,100	$ 725,600	$ 41,300	$ 766,900
Finance income	—	—	—	—	(191,100)	(191,100)
Benefit for income taxes	(6,000)	(39,000)	(45,000)	(157,800)	37,500	(120,300)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Interest expense	$ 695,800	$ 41,300	$ 737,100
Finance income	—	(80,500)	(80,500)
Provision for income taxes	33,500	30,400	63,900

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill [1]	$ 5,797,100	$ (69,300)	$ 5,727,800	$ 5,528,600	$ (69,300)	$ 5,459,300
Derivative financial liabilities	—	228,200	228,200	—	116,000	116,000
Other long term liabilities	230,800	1,340,500	1,571,300	189,500	1,340,500	1,530,000
Deferred tax liabilities, net	370,400	51,800	422,200	483,700	90,800	574,500
Redeemable shares	1,859,700	(1,859,700)	—	1,859,700	(1,859,700)	—
Additional paid-in-capital	3,569,300	66,500	3,635,800	3,508,200	25,300	3,533,500
Accumulated deficit	(2,378,100)	103,400	(2,274,700)	(2,341,800)	217,800	(2,124,000)

[1] Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to preferred shares at the time of the Company's reorganization that occurred on May 18, 2021.

h. Deferred Revenue

Under GAAP (ASC 805 Business Combinations and ASU 2021-08: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers), contract liabilities from contracts with customers assumed in business combination are recognized and measured in accordance with ASC 606 Revenue Recognition. Under IFRS (IFRS 3 – Business Combinations), contract liabilities assumed in business combination are recognized and measured at fair value at the acquisition date.

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The following tables summarizes the adjustments related to the balance sheet for each applicable period presented:

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$ 5,797,100	$ (16,300)	$ 5,780,800	$ 5,528,600	$ (16,300)	$ 5,512,300
Deferred tax liabilities, net	370,400	(4,200)	366,200	483,700	(4,200)	479,500
Accumulated deficit	(2,378,100)	(12,100)	(2,390,200)	(2,341,800)	(12,100)	(2,353,900)

[1] Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to deferred revenue at the time of the Company's reorganization that occurred on May 18, 2021.

i. Interest Rate Swap

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. As of December 31, 2025, and December 31, 2024, the Company has two remaining effective cash flow hedges. See Note 14. Interest Rate Swaps Under GAAP (ASC 815 – Derivatives and Hedging), hedge ineffectiveness is not separately measured and recognized in income each reporting period. If the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are deferred into other comprehensive income (OCI) and subsequently reclassified to earnings when the hedge transaction affects earnings.

Under IFRS 9, for cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is also deferred into OCI. However, the amount recognized in OCI should be the lower of (1) the cumulative gain or loss on the hedging instrument from the inception of the hedge, and (2) the cumulative change in the fair value (present value) of the expected cash flows on the hedged item from the inception of the hedge. The remaining ineffective portion of the change in the fair value of the hedging instrument (if any) is recognized immediately in profit or loss.

The following summarizes the adjustments related to the statement of operations and balance sheet for each applicable period presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Interest expense	$ 712,600	$ (800)	$ 711,800	$ 725,600	$ (3,700)	$ 721,900
Benefit for income taxes	(6,000)	200	(5,800)	(157,800)	900	(156,900)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Interest expense	$ 695,800	$ (4,900)	$ 690,900
Provision for income taxes	33,500	1,300	34,800

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Deferred tax liabilities, net	$ 370,400	$ 2,500	$ 372,900	$ 483,700	$ 2,300	$ 486,000
Accumulated deficit	(2,378,100)	7,500	(2,370,600)	(2,341,800)	6,900	(2,334,900)
Accumulated other comprehensive income	615,700	(10,000)	605,700	145,600	(9,200)	136,400

j. Pensions and post-employment benefit

As a result of the TelevisaUnivision Transaction, the Company assumed a legal indemnity post-employment benefits under the Mexican Labor Law. The plan covers for employees who are dismissed unjustifiably and such employees are entitled to three months of salary plus 20 days of salary per year of service.

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Under GAAP - ASC 715, the Company records the liability when it is probable that the benefits will be paid and the amount can be reasonably estimated. The Company records the legal indemnity net period costs other than service costs in Other, net line under US GAAP. Under IFRS (IAS 19 – Employee Benefits), the Company records the liability when there is a legal or constructive obligation, which is met at the earlier of recognizing the restructuring, severance and related costs or when the Company can no longer withdraw the offer of the benefits. The Company records the legal indemnity related expenses in restructuring, severance and relates charges line as actual payments occur under IFRS.

Under US GAAP, actuarial remeasurements gains/losses are recognized in the statement of operations either immediately or in the future in systematic manner. Under IFRS, these actuarial gains/losses are recognized immediately in Other Comprehensive Income and are not subsequently recycled through the statement of operations.

The following summarizes the adjustments related to the statement of operations and balance sheet for each applicable period presented:

	Year Ended December 31,					
	2025			2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Other, net	(7,500)	1,000	(6,500)	47,300	(400)	46,900
Benefit for income taxes	(6,000)	(200)	(6,200)	(157,800)	100	(157,700)

	Year Ended December 31, 2023		
	As reported	Adjustment	As adjusted
Selling, general and administrative expenses	$ 1,496,100	(5,700)	$ 1,490,400
Restructuring, severance and related charges	53,400	3,500	56,900
Other, net	60,000	(8,600)	51,400
Provision for income taxes	33,500	2,700	36,200

	As of December 31, 2025			As of December 31, 2024		
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill	$ 5,797,100	$ (73,700)	$ 5,723,400	$ 5,528,600	$ (73,700)	$ 5,454,900
Deferred tax liabilities, net	370,400	1,400	371,800	483,700	1,200	484,900
Other long-term liabilities	230,800	(81,000)	149,800	189,500	(80,000)	109,500
Accumulated deficit	(2,378,100)	4,500	(2,373,600)	(2,341,800)	3,700	(2,338,100)
Accumulated other comprehensive income	615,700	1,400	617,100	145,600	1,400	147,000

k. Classification of Consolidated Statement of Operations Line Items

Under IFRS, in addition to the adjustments noted above, the classification of certain income and expense items within the Statement of Operations differs from the classifications under GAAP, after required adjustments, are summarized below:

- Under GAAP, the Company presents "Depreciation and amortization" as a separate line item on its consolidated statements of operations, while such costs are classified based on their function under IFRS. Accordingly, depreciation and amortization have been reclassified to "Cost of sales" and "Administrative expenses" based on their function. Similarly, a portion of rent expense attributable to operating leases under U.S. GAAP has been reclassified to "Cost of sales" and "Administrative expenses" based on the underlying lease. For the years ended December 31, 2025, 2024, and 2023, $506.6 million, $528.1 million, and $552.4 million, respectively, was reclassified to "Cost of sales" and $25.3 million, $23.5 million, and $18.3 million, respectively, to "Administrative expenses."

- Under GAAP, the Company presents "Restructuring, severance and related charges" as a separate line item on its consolidated statements of operations. These amounts have been reclassified to "Other expense, net." For the years ended December 31, 2025, 2024, and 2023, $22.1 million, $72.9 million, and $56.9 million, respectively, have been reclassified to "Other expense, net."

- Under GAAP, the Company presents "Selling, general and administrative expenses" within one line item on its consolidated statements of operations while such costs are classified based on the function into two separate line items under IFRS:

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“Selling expenses” and “Administrative expenses.” Accordingly, for the years ended December 31, 2025, 2024, and 2023, $956.1 million, $1,059.4 million, and $1,003.7 million, respectively, was reclassified to “Selling expenses” and $492.7 million, $457.7 million, and $490.0 million, respectively, to “Administrative expenses”. • Under GAAP, the Company presents “Gain on dispositions” as a separate line item on its consolidated statements of operations while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the years ended December 31, 2025, 2024, and 2023, a gain of $0.9 million, $155.2 million, and $27.5 million, respectively, have been reclassified to “Other expense, net”. • Under GAAP, the Company presents “Impairment loss” related to Goodwill and Intangibles as a separate line item on its consolidated statements of operations and impairment loss related to program rights and prepayments within "Direct operating expense" within its consolidated statements of operations, while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the years ended December 31, 2025, 2024, and 2023, $343.5 million, $333.1 million and $745.8 million, respectively, have been reclassified to “Other expense, net”. • Under GAAP, the Company presents “Other, net” as a non-operating component of its consolidated statements of operations and under IFRS, this is classified as “Other expense, net,” a component of operating income. Accordingly, for the years ended December 31, 2025, 2024, and 2023, a gain of $6.5 million, $37.7 million and $36.1 million, respectively, has been reclassified to “Other expense, net,” a component of operating income. • Under GAAP, the Company presents “Interest expense,” “Interest income,” and “(Gain) loss on refinancing of debt” as separate line items on its consolidated statements of operations. Under IFRS, such costs are classified within “Finance expense” or “Finance income,” as applicable. Accordingly, interest expense and loss (gain) on refinancing of debt have been reclassified to “Finance expense” for all periods presented, while interest income has been reclassified to “Finance income” for all periods presented. This resulted in $971.0 million, $791.6 million, and $752.4 million being reclassified to “Finance expense” for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, for the years ended December 31, 2025, 2024, and 2023, $26.4 million, $212.2 million, and $100.3 million respectively, has been reclassified to “Finance income.” l. Classification of Consolidated Balance Sheet Line Items Under IFRS, in addition to the adjustments noted above, the classification of certain assets and liabilities within the balance sheet differ from the classifications under GAAP, after required adjustments, are summarized below: • Under GAAP, the Company presented interest rate swaps within "Prepaid expenses and other current assets," while the non current portion of the asset is presented within “Other assets” on its consolidated balance sheet, while under IFRS, derivatives are presented as a separate line item. As of December 31, 2025, none has been reclassified to “Derivative financial assets - non current” and $5.7 million have been reclassified to “Derivative financial assets - current.” As of December 31, 2024, $6.5 million has been reclassified to “Derivative financial assets - non current” and $46.3 million has been reclassified to “Derivative financial assets - current.” • Under GAAP, the Company presented program rights and prepayments as “Current portion of program rights and prepayments, net” and "Program rights and prepayments, net" on its consolidated balance sheet, while under IFRS, this is presented as “Transmission rights and programming.” As of December 31, 2025 and December 31, 2024, $885.0 million and $808.2 million was reclassified to “Transmission rights and programming” within current assets, respectively. As of December 31, 2025 and December 31, 2024, $189.5 million and $413.7 million was reclassified to “Transmission rights and programming” within noncurrent assets, respectively. • Under GAAP, the Company presents all investments in one line item “Investments” on its consolidated balance sheet, while under IFRS, investments are presented into separate categories based on their nature: “Investments in financial instruments” and “Investments in associates and joint ventures.” Accordingly, as of December 31, 2025, $418.3 million and $1.1 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures”, respectively. As of December 31, 2024, $295.8 million and $1.1 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures,” respectively. 65

• Under GAAP, the Company presents “Goodwill” as a separate line item on its consolidated balance sheet, while under IFRS, goodwill is presented within “Intangible assets, net.” Accordingly, as of December 31, 2025 and December 31, 2024, $5,760.9 million and $5,492.4 million, respectively, has been reclassified to “Intangible assets, net.” • Under GAAP, the Company presents “Accrued interest” as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, accrued interest is presented within the current portion of long-term debt. Accordingly, $158.6 million and $204.5 million of accrued interest has been reclassified to “Current portion of long-term debt and interest payable” as of December 31, 2025 and December 31, 2024, respectively. • Under GAAP, the Company presents other taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, other taxes payable is presented as a separate line on the balance sheet. Accordingly, $115.0 million and $61.9 million of other taxes payable has been reclassified to “Other taxes payable” as of December 31, 2025 and December 31, 2024, respectively. • Under GAAP, the Company presents current income taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, current income taxes payable is presented as a separate line on the balance sheet. As of December 31, 2025 and December 31, 2024 the income taxes payable included in “Accounts payable and accrued liabilities” was $31.0 million payable and $14.4 million payable, respectively. • Under GAAP, the Company presents employee benefits payable as part of “Accounts payable and accrued liabilities” and “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, employee benefits payable is presented as a separate line on the balance sheet. Accordingly, as of December 31, 2025, $105.3 million and $0.5 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively. As of December 31, 2024, $104.0 million and $0.9 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively. • Under GAAP, the Company presents finance lease obligations as part of “Current portion of long-term debt and finance lease obligations” and “Long-term debt and finance lease obligations” on its consolidated balance sheet. Under IFRS, finance lease obligations are presented separately from long-term debt. Accordingly, finance lease obligations (current and non-current) have been reclassified to a separate line on the consolidated balance sheet. Similarly, the operating lease liabilities recorded as right-of-use liabilities due to the adoption of ASC 842 has been reclassified to “Finance lease obligations.” As of December 31, 2025, $52.4 million has been reclassified to “Current portion of finance lease obligations” and $259.0 million has been reclassified to “Finance lease obligations, net of current portion.” As of December 31, 2024, $53.1 million has been reclassified to “Current portion of finance lease obligations” and $200.4 million has been reclassified to “Finance lease obligations, net of current portion.” • Under GAAP, the Company presents deferred tax assets and liabilities on a net basis for domestic entities only within “Deferred tax liabilities, net.” Under IFRS, deferred tax assets and liabilities are presented on a gross basis and accordingly, items have been reclassified to reflect the gross presentation. As of December 31, 2025 and December 31, 2024, $430.2 million and $172.2 million, respectively, inclusive of the GAAP to IFRS differences discussed above, has been reclassified to “Deferred income tax assets.” • Under GAAP, the Company presents capitalized software costs within “Property and equipment, net” on its consolidated balance sheet. Under IFRS, capitalized software costs are presented within “Intangible assets, net.” Accordingly, $92.6 million and $112.4 million has been reclassified to “Intangible assets, net,” as of December 31, 2025 and December 31, 2024, respectively. • Under GAAP, the Company presents post-employment benefits as part of “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, post-employment benefits are presented as a separate line item within the balance sheet. As of December 31, 2025 and December 31, 2024, $77.9 million and $56.8 million has been reclassified from “Other long-term liabilities” to “Post-employment benefits”, respectively, including $0.5 million and $0.9 million of employee benefits payable disclosed above. • Under GAAP, the Company presents balances due from related parties within “Accounts receivable, net”, “Prepaid expenses and other current assets”, and balance to related parties within “Accounts payable and accrued liabilities”, “Current deferred revenue”, “Current portion of long-term debt and finance lease obligations,” “Long-term debt and finance lease obligations” 66 and "Non-current deferred revenue" on its consolidated balance sheet, respectively. Under IFRS, related party balances are presented as separate line items as "Due from related parties" and "Due to related parties" as applicable. As of December 31, 2025, $47.5 million was reclassified from "Accounts receivable, net" and "Prepaid expenses and other current assets" to "Due from related parties", $49.3 million was reclassified from "Accounts payable and accrued liabilities," "Current deferred revenue" and "Current portion of long-term debt and finance lease obligations" to "Due to related parties" and $296.7 million was reclassified from "Long-term debt and finance lease obligations," "Non-current deferred revenue" and "Other long-term liabilities" to "Due to related parties noncurrent". As of December 31, 2024, $43.1 million was reclassified from "Accounts receivable, net" and "Prepaid expenses and other current assets" to "Due from related parties", $199.1 million was reclassified from "Accounts payable and accrued liabilities", "Current deferred revenue" and "Current portion of long-term debt and finance lease obligations" to "Due to related parties" and $318.5 million was reclassified from "Long-term debt and finance lease obligations," "Non-current deferred revenue" and "Other long-term liabilities" to "Due to related parties noncurrent".

m. Net loss and Stockholders' Equity Reconciliation Between GAAP and IFRS

The table below summarizes the adjustments to net loss and stockholders' equity which would be required if IFRS had been applied instead of GAAP:

	Year Ended December 31,		
	2025	2024	2023
Net loss as reported under GAAP	$ (36,300)	$ (664,900)	$ (854,000)
Share-based payments (a)	100	40,300	1,700
Deferred financing costs (b)	(14,000)	(7,500)	(12,700)
Leases (c)	(6,200)	1,900	(2,500)
Program rights impairment (d)	3,700	(4,300)	800
Media networks CGU impairment (e)	22,400	425,300	204,000
Preferred shares (g)	(114,500)	112,200	8,800
Interest rate swap (i)	600	2,800	3,600
Pension and post-employment benefits (j)	(800)	300	8,100
Net loss under IFRS	$ (145,000)	$ (93,900)	$ (642,200)

	December 31, 2025	December 31, 2024
Stockholders' equity as reported under GAAP	$ 1,797,300	$ 1,302,400
Share-based payments (a)	(41,900)	(37,600)
Deferred financing costs (b)	(44,200)	(30,300)
Leases (c)	(13,200)	(7,000)
Program rights impairment (d)	6,900	3,200
Media networks CGU impairment (e)	782,800	760,400
Preferred shares (g)	169,900	243,200
Deferred revenue (h)	(12,100)	(12,100)
Interest rate swap (i)	(2,500)	(2,300)
Pension and post-employment benefits (j)	5,900	5,100
Stockholders' equity under IFRS	$ 2,648,900	$ 2,225,000

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